Registration No. 333-256706

1940 Act No. 811-05903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.       Exact name of trust:

FT 9472

B.       Name of depositor:

FIRST TRUST PORTFOLIOS L.P.

C.       Complete address of depositor's principal executive offices:

120 East Liberty Drive

Suite 400

Wheaton, Illinois 60187

D.       Name and complete address of agents for service:

Copy to:

JAMES A. BOWEN	ERIC F. FESS
c/o First Trust Portfolios L.P.	c/o Chapman and Cutler LLP
120 East Liberty Drive	111 West Monroe Street
Suite 400	Chicago, Illinois 60603
Wheaton, Illinois 60187

E.       Title and Amount of Securities Being Registered:

An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.       Approximate date of proposed sale to public:

As soon as practicable after the effective date of the Registration Statement.

| | Check box if it is proposed that this filing will become effective on July 13, 2021 at 2:00 p.m. pursuant to Rule 487.

________________________________

            60/40 Strategic Allocation Port. 3Q '21 - Term 10/17/22
            75/25 Strategic Allocation Port. 3Q '21 - Term 10/17/22

                                    FT 9472

FT 9472 is a series of a unit investment trust, the FT Series. FT 9472 consists of two separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust is a separate investment vehicle and you may invest in either of the Trusts.

60/40 Strategic Allocation Portfolio, 3rd Quarter 2021 Series and 75/25
Strategic Allocation Portfolio, 3rd Quarter 2021 Series each invest in a diversified portfolio of common stocks ("Common Stocks") and shares of exchange-traded funds ("ETFs" or "Funds"), the portfolios of which are invested in fixed-income securities. Collectively, the Common Stocks and ETFs are referred to as the "Securities." Certain of the ETFs invest in high-yield securities. See "Risk Factors" for a discussion of the risk of investing in high-yield securities or "junk" bonds. An investment can be made in the underlying ETFs directly rather than through the Trusts. These direct investments can be made without paying the sales charge, operating expenses and organizational costs of a Trust.

Each Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED
OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 FIRST TRUST(R)

                                  800-621-1675

                  The date of this prospectus is July 13, 2021

                               Table of Contents

Summary of Essential Information                                             3
Fee Table                                                                    4
Report of Independent Registered Public Accounting Firm                      5
Statements of Net Assets                                                     6
Schedule of Investments                                                      7
The FT Series                                                               20
Portfolios                                                                  21
Risk Factors                                                                23
Public Offering                                                             33
Distribution of Units                                                       35
The Sponsor's Profits                                                       36
The Secondary Market                                                        37
How We Purchase Units                                                       37
Expenses and Charges                                                        37
Tax Status                                                                  38
Retirement Plans                                                            40
Rights of Unit Holders                                                      40
Income and Capital Distributions                                            41
Redeeming Your Units                                                        42
Investing in a New Trust                                                    43
Removing Securities from a Trust                                            43
Amending or Terminating the Indenture                                       44
Information on the Sponsor, Trustee and Evaluator                           44
Other Information                                                           45

                  Summary of Essential Information (Unaudited)

                                    FT 9472

    At the Opening of Business on the Initial Date of Deposit-July 13, 2021

                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.

                                                                                  60/40 Strategic        75/25 Strategic
                                                                                  Allocation Portfolio   Allocation Portfolio
                                                                                  3rd Quarter 2021       3rd Quarter 2021
                                                                                  Series                 Series
                                                                                  ____________________   ____________________
Initial Number of Units (1)                                                           719,648                596,464
Fractional Undivided Interest in the Trust per Unit (1)                             1/719,648              1/596,464
Public Offering Price:
Public Offering Price per Unit (2)                                                $    10.000            $    10.000
   Less Initial Sales Charge per Unit (3)                                               (.000)                 (.000)
                                                                                  ___________            ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                         10.000                 10.000
   Less Deferred Sales Charge per Unit (3)                                              (.135)                 (.135)
                                                                                  ___________            ___________
Redemption Price per Unit (5)                                                           9.865                  9.865
   Less Creation and Development Fee per Unit (3)(5)                                    (.050)                 (.050)
   Less Organization Costs per Unit (5)                                                 (.019)                 (.019)
                                                                                  ___________            ___________
Net Asset Value per Unit                                                          $     9.796            $     9.796
                                                                                  ===========            ===========
Cash CUSIP Number                                                                  30321G 103             30321G 145
Reinvestment CUSIP Number                                                          30321G 111             30321G 152
Fee Account Cash CUSIP Number                                                      30321G 129             30321G 160
Fee Account Reinvestment CUSIP Number                                              30321G 137             30321G 178
Pricing Line Product Code                                                              136852                 136856
Ticker Symbol                                                                          FXPNDX                 FPURSX

First Settlement Date                                           July 15, 2021
Mandatory Termination Date (6)                                  October 17, 2022
Income Distribution Record Date                                 Tenth day of each month, commencing August 10, 2021.
Income Distribution Date (7)                                    Twenty-fifth day of each month, commencing August 25, 2021.

_____________

(1) As of the Evaluation Time on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units.
On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 1.85% of the Public Offering Price per Unit (equivalent to 1.85% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price at the
Evaluation Time on the business day prior to the Initial Date of Deposit. If a
Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. See "Public Offering-The Value of the
Securities." Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York
Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See
"Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) The Trustee will distribute money from the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month if the amount available for distribution equals at least $1.00 per
100 Units. In any case, the Trustee will distribute any funds in the Capital
Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions."

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering"
and "Expenses and Charges." Although each Trust has a term of approximately 15 months, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                              60/40 Strategic           75/25 Strategic
                                                                              Allocation Portfolio      Allocation Portfolio
                                                                              3rd Quarter 2021 Series   3rd Quarter 2021 Series
                                                                              _______________________   _______________________
                                                                                            Amount                    Amount
                                                                                            per Unit                  per Unit
                                                                                            ________                  ________

Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                       0.00%(a)      $.000       0.00%(a)      $.000
   Deferred sales charge                                                      1.35%(b)      $.135       1.35%(b)      $.135
   Creation and development fee                                               0.50%(c)      $.050       0.50%(c)      $.050
                                                                              _____         _____       _____         _____
   Maximum sales charge (including creation and development fee)              1.85%         $.185       1.85%         $.185
                                                                              =====         =====       =====         =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                               .190%(d)      $.0190      .190%(d)      $.0190
                                                                              =====         ======      =====         ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees     .059%         $.0060      .059%         $.0060
   Trustee's fee and other operating expenses                                 .126%(f)      $.0127      .126%(f)      $.0127
   Acquired Fund fees and expenses                                            .136%(g)      $.0138      .085%(g)      $.0086
                                                                              _____         ______      _____         ______
      Total                                                                   .321%         $.0325      .270%         $.0273
                                                                              =====         ======      =====         ======

                                    Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust and the principal amount and distributions are rolled every 15 months into a New Trust. The example also assumes a 5%
return on your investment each year and that your Trust's, and each New
Trust's, sales charges and expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

                                                                   1 Year        3 Years       5 Years       10 Years
                                                                   ______        _______       _______       ________
60/40 Strategic Allocation Portfolio, 3rd Quarter 2021 Series      $237          $728          $1,020        $2,205
75/25 Strategic Allocation Portfolio, 3rd Quarter 2021 Series       231           713             994         2,150

If you elect not to roll your proceeds from one trust to the next, your costs will be limited bythe number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 1.85% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.135 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing October 20, 2021.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.
If you purchase Units after the initial offering period, you will not be assessed the creation and development fee.

(d) Estimated organization costs will be deducted from the assets of each
Trust at the end of a Trust's initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) With the exception of the underlying Fund expenses, each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for the Trusts do not include brokerage costs and other portfolio transaction fees for the Trusts. In certain circumstances the
Trusts may incur additional expenses not set forth above. See "Expenses and
Charges."

(g) Although not actual Trust operating expenses, the Trusts, and therefore
Unit holders of the Trusts, will indirectly bear similar operating expenses of the Funds in which each Trust invests in the estimated amounts set forth in the table. These expenses are estimated based on the actual Fund expenses disclosed in a Fund's most recent SEC filing but are subject to change in the future. An investor in the Trusts will therefore indirectly pay higher expenses than if the underlying Fund shares were held directly.

                             Report of Independent
                       Registered Public Accounting Firm

To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 9472

Opinion on the Statements of Net Assets

We have audited the accompanying statements of net assets of FT 9472, comprising 60/40 Strategic Allocation Port. 3Q '21 - Term 10/17/22 (60/40
Strategic Allocation Portfolio, 3rd Quarter 2021 Series) and 75/25 Strategic
Allocation Port. 3Q '21 - Term 10/17/22 (75/25 Strategic Allocation Portfolio,
3rd Quarter 2021 Series) (collectively the "Trusts"), one of the series constituting the FT Series, including the schedules of investments, as of the opening of business on July 13, 2021 (Initial Date of Deposit), and the related notes. In our opinion, the statements of net assets present fairly, in all material respects, the financial position of each of the Trusts constituting FT 9472 as of the opening of business on July 13, 2021 (Initial
Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These statements of net assets are the responsibility of the Trusts' Sponsor.
Our responsibility is to express an opinion on the Trusts' statements of net assets based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are
required to be independent with respect to the Trusts in accordance with the
U.S. federal securities laws and the applicable rules and regulations of the
Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement, whether due to error or fraud. The Trusts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the statements of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statements of net assets. Our audits also included evaluating the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated among the Trusts for the purchase of securities, as shown in the statements of net assets, as of the opening of business on July 13, 2021, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
July 13, 2021

We have served as the auditor of one or more investment companies sponsored by
First Trust Portfolios L.P. since 2001.

                            Statements of Net Assets

                                    FT 9472

    At the Opening of Business on the Initial Date of Deposit-July 13, 2021

                                                                               60/40 Strategic          75/25 Strategic
                                                                               Allocation Portfolio     Allocation Portfolio
                                                                               3rd Quarter 2021 Series  3rd Quarter 2021 Series
                                                                               _______________________  _______________________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)             $7,196,484               $5,964,636
Less liability for reimbursement to Sponsor for organization costs (3)            (13,673)                 (11,333)
Less liability for deferred sales charge (4)                                      (97,152)                 (80,523)
Less liability for creation and development fee (5)                               (35,982)                 (29,823)
                                                                               __________               __________
Net assets                                                                     $7,049,677               $5,842,957
                                                                               ==========               ==========
Units outstanding                                                                 719,648                  596,464
Net asset value per Unit (6)                                                   $    9.796               $    9.796

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                          $7,196,484               $5,964,636
Less maximum sales charge (7)                                                    (133,134)                (110,346)
Less estimated reimbursement to Sponsor for organization costs (3)                (13,673)                 (11,333)
                                                                               __________               __________
Net assets                                                                     $7,049,677               $5,842,957
                                                                               ==========               ==========
__________

                       NOTES TO STATEMENTS OF NET ASSETS

Each Trust is registered as a unit investment trust under the Investment
Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. Each Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) Each Trust invests in a diversified portfolio of Common Stocks and ETFs.
Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a
Mandatory Termination Date of October 17, 2022.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $16,000,000 has been allocated to the Trusts, $9,000,000 for 60/40 Strategic Allocation Portfolio, 3rd Quarter 2021 Series and
$7,000,000 for 75/25 Strategic Allocation Portfolio, 3rd Quarter 2021 Series,
has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the
Trusts. These costs have been estimated at $.0190 per Unit per Trust. A payment will be made at the end of a Trust's initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of
$.135 per Unit, payable to the Sponsor in three equal monthly installments beginning on October 20, 2021 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through December 20, 2021. If Unit holders redeem Units before December
20, 2021, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of such Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge
(comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 1.85% of the Public Offering Price
(equivalent to 1.85% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

         60/40 Strategic Allocation Portfolio, 3rd Quarter 2021 Series
                                    FT 9472

                            Schedule of Investments

    At the Opening of Business on the Initial Date of Deposit-July 13, 2021

                                                                          Percentage        Number    Market       Cost of
Ticker Symbol and                                                         of Aggregate      of        Value        Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price    Shares    per Share    the Trust (2)
___________________________________                                       ______________    ______    _________    _____________
COMMON STOCKS (60.00%):
Communication Services (3.59%):
ATVI        Activision Blizzard, Inc.                                       0.50%             387     $   92.91    $   35,956
GOOGL       Alphabet Inc. (Class A) *                                       0.49%              14      2,539.51        35,553
FB          Facebook, Inc. (Class A) *                                      0.50%             102        353.16        36,022
KDDIY       KDDI Corporation (ADR) +                                        0.40%           1,823         15.79        28,785
NTDOY       Nintendo Co., Ltd. (ADR) +                                      0.40%             400         72.10        28,840
NTTYY       Nippon Telegraph and Telephone Corporation (ADR) +              0.40%           1,094         26.27        28,739
SFTBY       SoftBank Group Corp. (ADR) +                                    0.40%             835         34.41        28,732
TTWO        Take-Two Interactive Software, Inc. *                           0.20%              84        172.10        14,456
TDS         Telephone and Data Systems, Inc.                                0.10%             318         22.62         7,193
USM         United States Cellular Corporation *                            0.10%             195         37.07         7,229
WWE         World Wrestling Entertainment, Inc.                             0.10%             129         55.90         7,211
Consumer Discretionary (9.22%):
GOLF        Acushnet Holdings Corp.                                         0.10%             143         50.30         7,193
AMZN        Amazon.com, Inc. *                                              0.52%              10      3,718.55        37,185
AN          AutoNation, Inc. *                                              0.20%             136        105.86        14,397
AZO         AutoZone, Inc. *                                                0.50%              23      1,577.55        36,284
BBY         Best Buy Co., Inc.                                              0.20%             129        111.25        14,351
CMG         Chipotle Mexican Grill, Inc. *                                  0.49%              22      1,615.56        35,542
DHI         D.R. Horton, Inc.                                               0.50%             405         89.03        36,057
DECK        Deckers Outdoor Corporation *                                   0.20%              36        393.94        14,182
DKS         Dick's Sporting Goods, Inc.                                     0.20%             143        100.32        14,346
DG          Dollar General Corporation                                      0.50%             164        219.46        35,991
DORM        Dorman Products, Inc. *                                         0.10%              68        106.70         7,256
FL          Foot Locker, Inc.                                               0.20%             226         63.33        14,313
GHC         Graham Holdings Company                                         0.10%              11        666.67         7,333
LOPE        Grand Canyon Education, Inc. *                                  0.10%              78         92.22         7,193
HESAY       Hermes International (ADR) +                                    0.40%             193        148.68        28,695
HMC         Honda Motor Co., Ltd. (ADR) +                                   0.40%             889         32.35        28,759
LEN         Lennar Corporation                                              0.50%             364         98.68        35,920
LGIH        LGI Homes, Inc. *                                               0.10%              44        163.77         7,206
MTH         Meritage Homes Corporation *                                    0.10%              78         92.75         7,235
MUSA        Murphy USA Inc.                                                 0.10%              51        140.49         7,165
NVR         NVR, Inc. *                                                     0.21%               3      4,961.67        14,885
ORLY        O'Reilly Automotive, Inc. *                                     0.50%              61        591.51        36,082
OLLI        Ollie's Bargain Outlet Holdings, Inc. *                         0.20%             160         89.29        14,286
POOL        Pool Corporation                                                0.20%              30        475.51        14,265
PHM         PulteGroup, Inc.                                                0.20%             270         53.16        14,353
SSTK        Shutterstock, Inc.                                              0.10%              70        103.28         7,230
SONY        Sony Group Corp. (ADR) +                                        0.40%             276        104.30        28,787
STMP        Stamps.com Inc. *                                               0.10%              22        322.35         7,092
TGT         Target Corporation                                              0.50%             143        252.24        36,070
TM          Toyota Motor Corporation (ADR) +                                0.40%             160        178.90        28,624

                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 3rd Quarter 2021 Series
                                    FT 9472

    At the Opening of Business on the Initial Date of Deposit-July 13, 2021

                                                                          Percentage        Number    Market       Cost of
Ticker Symbol and                                                         of Aggregate      of        Value        Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price    Shares    per Share    the Trust (2)
___________________________________                                       ______________    ______    _________    _____________
COMMON STOCKS (CONT'D.):
Consumer Discretionary (cont'd.):
TSCO        Tractor Supply Company                                          0.20%              77     $  186.78     $  14,382
TPH         Tri Pointe Homes, Inc. *                                        0.10%             345         20.97         7,235
VWAGY       Volkswagen AG (ADR) +                                           0.40%             836         34.40        28,754
WSM         Williams-Sonoma, Inc.                                           0.20%              87        165.63        14,410
Consumer Staples (6.01%):
ADM         Archer-Daniels-Midland Company                                  0.50%             598         60.00        35,880
SAM         The Boston Beer Company, Inc. *                                 0.20%              15        979.41        14,691
BTI         British American Tobacco Plc (ADR) +                            0.40%             743         38.71        28,762
COKE        Coca-Cola Consolidated Inc.                                     0.10%              18        403.58         7,264
COST        Costco Wholesale Corporation                                    0.50%              88        407.88        35,893
FLO         Flowers Foods, Inc.                                             0.10%             301         24.05         7,239
HSY         The Hershey Company                                             0.50%             205        176.82        36,248
SJM         The J.M. Smucker Company                                        0.20%             110        130.40        14,344
K           Kellogg Company                                                 0.20%             226         63.77        14,412
LRLCY       L'Oreal S.A. (ADR) +                                            0.40%             323         88.96        28,734
LANC        Lancaster Colony Corporation                                    0.10%              37        196.21         7,260
MED         Medifast, Inc.                                                  0.10%              26        283.44         7,369
MDLZ        Mondelez International, Inc.                                    0.50%             573         62.95        36,070
MNST        Monster Beverage Corporation *                                  0.50%             394         91.17        35,921
FIZZ        National Beverage Corp.                                         0.10%             162         44.53         7,214
NSRGY       Nestle S.A. (ADR) +                                             0.40%             228        126.20        28,774
PM          Philip Morris International Inc.                                0.50%             365         98.55        35,971
PG          The Procter & Gamble Company                                    0.50%             263        137.14        36,068
SAFM        Sanderson Farms, Inc.                                           0.10%              40        181.96         7,278
SEB         Seaboard Corporation                                            0.11%               2      3,867.20         7,734
Energy (0.70%):
COG         Cabot Oil & Gas Corporation                                     0.20%             818         17.69        14,470
KMI         Kinder Morgan, Inc.                                             0.50%           1,942         18.52        35,966
Financials (7.40%):
AFL         Aflac Incorporated                                              0.50%             671         53.67        36,013
ALL         The Allstate Corporation                                        0.50%             268        134.57        36,065
ANAT        American National Group, Inc.                                   0.10%              46        158.01         7,268
BRK/B       Berkshire Hathaway Inc. (Class B) *                             0.50%             128        280.11        35,854
BX          The Blackstone Group Inc.                                       0.50%             355        101.93        36,185
CNNE        Cannae Holdings, Inc. *                                         0.10%             218         33.10         7,216
CB          Chubb Limited +                                                 0.40%             175        164.61        28,807
CINF        Cincinnati Financial Corporation                                0.20%             120        119.81        14,377
ERIE        Erie Indemnity Company                                          0.20%              77        186.59        14,367
EVR         Evercore Inc.                                                   0.20%             105        136.86        14,370
FNF         Fidelity National Financial, Inc.                               0.20%             322         44.74        14,406
FAF         First American Financial Corporation                            0.20%             225         64.14        14,431
THG         The Hanover Insurance Group, Inc.                               0.10%              52        139.62         7,260
HTH         Hilltop Holdings Inc.                                           0.10%             201         35.80         7,196

                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 3rd Quarter 2021 Series
                                    FT 9472

    At the Opening of Business on the Initial Date of Deposit-July 13, 2021

                                                                          Percentage        Number    Market       Cost of
Ticker Symbol and                                                         of Aggregate      of        Value        Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price    Shares    per Share    the Trust (2)
___________________________________                                       ______________    ______    _________    _____________
COMMON STOCKS (CONT'D.):
Financials (cont'd.):
HLI         Houlihan Lokey, Inc.                                            0.20%             175     $   82.27    $   14,397
MKL         Markel Corporation *                                            0.20%              12      1,209.99        14,520
MCY         Mercury General Corporation                                     0.10%             112         64.09         7,178
MC          Moelis & Company                                                0.10%             129         55.97         7,220
MCO         Moody's Corporation                                             0.50%              96        375.04        36,004
ORI         Old Republic International Corporation                          0.20%             573         25.20        14,440
PGR         The Progressive Corporation                                     0.50%             361         99.88        36,057
RLI         RLI Corp.                                                       0.10%              69        105.13         7,254
SEIC        SEI Investments Company                                         0.20%             231         62.32        14,396
SFBS        ServisFirst Bancshares, Inc.                                    0.10%             106         67.60         7,166
TROW        T. Rowe Price Group, Inc.                                       0.50%             170        211.10        35,887
TRV         The Travelers Companies, Inc.                                   0.50%             234        154.09        36,057
ZURVY       Zurich Insurance Group AG (ADR) +                               0.40%             716         40.13        28,733
Health Care (9.80%):
AGIO        Agios Pharmaceuticals, Inc. *                                   0.10%             126         57.18         7,205
MDRX        Allscripts Healthcare Solutions, Inc. *                         0.10%             392         18.38         7,205
AMED        Amedisys, Inc. *                                                0.20%              54        268.51        14,500
BIO         Bio-Rad Laboratories, Inc. (Class A) *                          0.20%              21        673.98        14,154
BIIB        Biogen Inc. *                                                   0.50%             103        349.04        35,951
BMRN        BioMarin Pharmaceutical Inc. *                                  0.20%             176         82.33        14,490
BPMC        Blueprint Medicines Corporation *                               0.10%              85         83.64         7,109
CDNA        CareDx, Inc. *                                                  0.10%              84         84.46         7,095
SAVA        Cassava Sciences, Inc. *                                        0.10%              73         99.32         7,250
CNC         Centene Corporation *                                           0.50%             481         74.70        35,931
CHE         Chemed Corporation                                              0.20%              30        481.17        14,435
CI          Cigna Corporation                                               0.50%             153        235.22        35,989
COO         The Cooper Companies, Inc.                                      0.20%              35        410.85        14,380
CSLLY       CSL Limited (ADR) +                                             0.40%             274        104.90        28,743
LLY         Eli Lilly and Company                                           0.50%             152        236.01        35,874
GSK         GlaxoSmithKline Plc (ADR) +                                     0.40%             712         40.37        28,743
HUM         Humana Inc.                                                     0.50%              79        458.31        36,206
ICUI        ICU Medical, Inc. *                                             0.10%              35        206.73         7,236
INCY        Incyte Corporation *                                            0.20%             177         81.18        14,369
LH          Laboratory Corporation of America Holdings *                    0.20%              51        281.47        14,355
MEDP        Medpace Holdings, Inc. *                                        0.20%              78        184.78        14,413
NBIX        Neurocrine Biosciences, Inc. *                                  0.20%             149         96.82        14,426
NVS         Novartis AG (ADR) +                                             0.40%             309         92.98        28,731
NVO         Novo Nordisk A/S (ADR) +                                        0.40%             332         86.60        28,751
OMI         Owens & Minor, Inc.                                             0.10%             160         45.17         7,227
PINC        Premier, Inc. (Class A)                                         0.10%             202         35.65         7,201
DGX         Quest Diagnostics Incorporated                                  0.20%             106        135.63        14,377
QDEL        Quidel Corporation *                                            0.10%              58        122.44         7,102
REGN        Regeneron Pharmaceuticals, Inc. *                               0.50%              63        574.03        36,164

                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 3rd Quarter 2021 Series
                                    FT 9472

    At the Opening of Business on the Initial Date of Deposit-July 13, 2021

                                                                          Percentage        Number    Market       Cost of
Ticker Symbol and                                                         of Aggregate      of        Value        Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price    Shares    per Share    the Trust (2)
___________________________________                                       ______________    ______    _________    _____________
COMMON STOCKS (CONT'D.):
Health Care (cont'd.):
RHHBY       Roche Holding AG (ADR) +                                        0.40%             592     $   48.54    $   28,733
SAGE        Sage Therapeutics, Inc. *                                       0.10%             134         53.73         7,200
SNY         Sanofi (ADR) +                                                  0.40%             549         52.43        28,784
UHS         Universal Health Services, Inc. (Class B)                       0.20%              93        154.68        14,385
VEEV        Veeva Systems Inc. (Class A) *                                  0.50%             113        321.87        36,371
VRTX        Vertex Pharmaceuticals Incorporated *                           0.50%             182        198.34        36,098
WST         West Pharmaceutical Services, Inc.                              0.20%              38        375.99        14,288
Industrials (6.80%):
MMM         3M Company                                                      0.50%             180        199.98        35,996
AOS         A.O. Smith Corporation                                          0.20%             202         71.19        14,380
AMKBY       A.P. Moeller - Maersk A/S (Class B) (ADR) +                     0.40%           1,977         14.50        28,666
ATKR        Atkore Inc. *                                                   0.10%             104         69.57         7,235
BRC         Brady Corporation                                               0.10%             132         54.59         7,206
CACI        CACI International Inc. *                                       0.20%              55        260.69        14,338
CWST        Casella Waste Systems, Inc. *                                   0.10%             113         63.97         7,229
DE          Deere & Company                                                 0.50%             102        354.28        36,137
EXPD        Expeditors International of Washington, Inc.                    0.20%             112        128.19        14,357
FAST        Fastenal Company                                                0.50%             666         54.02        35,977
FELE        Franklin Electric Co., Inc.                                     0.10%              88         81.94         7,211
FCN         FTI Consulting, Inc. *                                          0.10%              53        135.74         7,194
GNRC        Generac Holdings Inc. *                                         0.20%              32        448.15        14,341
HUBG        Hub Group, Inc. *                                               0.10%             107         67.21         7,191
KNX         Knight-Swift Transportation Holdings Inc.                       0.20%             289         49.62        14,340
LHX         L3Harris Technologies Inc.                                      0.50%             161        224.25        36,104
LSTR        Landstar System, Inc.                                           0.20%              92        157.25        14,467
LMT         Lockheed Martin Corporation                                     0.50%              95        379.07        36,012
MANT        ManTech International Corporation                               0.10%              82         87.62         7,185
NOC         Northrop Grumman Corporation                                    0.50%              97        370.33        35,922
ODFL        Old Dominion Freight Line, Inc.                                 0.50%             140        257.62        36,067
SAIA        Saia, Inc. *                                                    0.10%              35        207.25         7,254
SSD         Simpson Manufacturing Co., Inc.                                 0.10%              65        111.11         7,222
SNA         Snap-on Incorporated                                            0.20%              64        227.07        14,532
TTC         The Toro Company                                                0.20%             128        112.77        14,435
UNF         UniFirst Corporation                                            0.10%              33        220.50         7,277
WSO         Watsco, Inc.                                                    0.20%              49        291.98        14,307
WERN        Werner Enterprises, Inc.                                        0.10%             162         44.63         7,230
Information Technology (7.59%):
ACN         Accenture Plc +                                                 0.40%              92        311.57        28,664
ADBE        Adobe Incorporated *                                            0.50%              60        600.20        36,012
AKAM        Akamai Technologies, Inc. *                                     0.20%             124        115.55        14,328
AMAT        Applied Materials, Inc.                                         0.50%             263        136.80        35,978
ASML        ASML Holding N.V. (New York Registry Shares) +                  0.40%              41        707.81        29,020
ADP         Automatic Data Processing, Inc.                                 0.50%             177        203.75        36,064
CDW         CDW Corporation                                                 0.20%              82        176.33        14,459
CSCO        Cisco Systems, Inc.                                             0.50%             674         53.23        35,877

                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 3rd Quarter 2021 Series
                                    FT 9472

    At the Opening of Business on the Initial Date of Deposit-July 13, 2021

                                                                          Percentage        Number    Market       Cost of
Ticker Symbol and                                                         of Aggregate      of        Value        Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price    Shares    per Share    the Trust (2)
___________________________________                                       ______________    ______    _________    _____________
COMMON STOCKS (CONT'D.):
Information Technology (cont'd.):
APPS        Digital Turbine, Inc. *                                         0.20%             225     $   64.53    $   14,519
EPAM        EPAM Systems, Inc. *                                            0.50%              67        534.59        35,818
FSLR        First Solar, Inc. *                                             0.20%             152         94.29        14,332
INTC        Intel Corporation                                               0.50%             635         56.73        36,024
JCOM        j2 Global, Inc. *                                               0.20%             101        142.30        14,372
MMS         MAXIMUS, Inc.                                                   0.10%              81         88.70         7,185
MSFT        Microsoft Corporation                                           0.50%             129        277.32        35,774
ORCL        Oracle Corporation                                              0.49%             410         87.08        35,703
CRM         salesforce.com, inc. *                                          0.50%             148        242.91        35,951
SANM        Sanmina Corporation *                                           0.10%             187         38.44         7,188
SAP         SAP SE (ADR) +                                                  0.40%             193        148.96        28,749
TER         Teradyne, Inc.                                                  0.20%             114        127.08        14,487
TOELY       Tokyo Electron Limited (ADR) +                                  0.40%             270        106.95        28,876
TTEC        TTEC Holdings, Inc.                                             0.10%              70        102.73         7,191
Materials (3.89%):
AIQUY       Air Liquide S.A. (ADR) +                                        0.40%             811         35.45        28,750
APD         Air Products and Chemicals, Inc.                                0.50%             123        291.05        35,799
BHP         BHP Group Ltd (ADR) +                                           0.40%             375         76.51        28,691
CE          Celanese Corporation                                            0.20%              93        154.38        14,357
CMC         Commercial Metals Company                                       0.10%             230         31.26         7,190
GEF         Greif, Inc.                                                     0.10%             119         60.74         7,228
NEM         Newmont Corporation                                             0.49%             565         63.19        35,702
NUE         Nucor Corporation                                               0.50%             366         97.76        35,780
RS          Reliance Steel & Aluminum Co.                                   0.20%              94        152.75        14,358
RIO         Rio Tinto Plc (ADR) +                                           0.40%             334         86.03        28,734
SHECY       Shin-Etsu Chemical Co., Ltd. (ADR) +                            0.40%             692         41.54        28,746
SLGN        Silgan Holdings Inc.                                            0.10%             174         41.44         7,211
SCL         Stepan Company                                                  0.10%              60        120.77         7,246
Real Estate (1.40%):
AMT         American Tower Corporation (4)                                  0.50%             129        279.99        36,119
CCI         Crown Castle International Corp. (4)                            0.50%             177        203.08        35,945
IRM         Iron Mountain Incorporated (4)                                  0.20%             323         44.50        14,373
PDM         Piedmont Office Realty Trust, Inc. (4)                          0.10%             374         19.25         7,200
PSB         PS Business Parks, Inc. (4)                                     0.10%              46        154.41         7,103
Utilities (3.60%):
LNT         Alliant Energy Corporation                                      0.20%             253         56.94        14,406
AEP         American Electric Power Company, Inc.                           0.50%             421         85.41        35,958
ETR         Entergy Corporation                                             0.20%             140        103.04        14,426
EVRG        Evergy, Inc.                                                    0.20%             233         61.90        14,423
IBDRY       Iberdrola S.A. (ADR) +                                          0.40%             583         49.49        28,853
IDA         IDACORP, Inc.                                                   0.10%              73         99.35         7,253
MDU         MDU Resources Group, Inc.                                       0.20%             457         31.41        14,354
PNW         Pinnacle West Capital Corporation                               0.20%             172         83.78        14,410
PEG         Public Service Enterprise Group Incorporated                    0.50%             593         60.70        35,995
SRE         Sempra Energy                                                   0.50%             270        133.44        36,029
SWX         Southwest Gas Holdings, Inc.                                    0.10%             104         69.23         7,200
XEL         Xcel Energy Inc.                                                0.50%             530         67.84        35,955

                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 3rd Quarter 2021 Series
                                    FT 9472

    At the Opening of Business on the Initial Date of Deposit-July 13, 2021

                                                                          Percentage        Number    Market       Cost of
Ticker Symbol and                                                         of Aggregate      of        Value        Securities to
Name of Issuer of Securities (1)                                          Offering Price    Shares    per Share    the Trust (2)
________________________________                                          ______________    ______    _________    _____________
EXCHANGE-TRADED FUNDS (40.00%):
LMBS       First Trust Low Duration Opportunities ETF (5)                   1.60%           2,262     $   50.88    $  115,091
FTSL       First Trust Senior Loan Fund (5)                                 1.80%           2,696         48.04       129,516
HYLS       First Trust Tactical High Yield ETF (5)                          1.80%           2,665         48.60       129,519
PCY        Invesco Emerging Markets Sovereign Debt ETF                      1.40%           3,654         27.53       100,595
PGX        Invesco Preferred ETF                                            1.60%           7,503         15.33       115,021
BKLN       Invesco Senior Loan ETF                                          1.80%           5,849         22.14       129,497
SHYG       iShares 0-5 Year High Yield Corporate Bond ETF                   1.40%           2,192         45.96       100,744
IGLB       iShares 10+ Year Investment Grade Corporate Bond ETF             1.60%           1,628         70.63       114,986
TLH        iShares 10-20 Year Treasury Bond ETF                             1.40%             675        148.85       100,474
USHY       iShares Broad USD High Yield Corporate Bond ETF                  1.60%           2,762         41.70       115,175
USIG       iShares Broad USD Investment Grade Corporate Bond ETF            1.80%           2,131         60.74       129,437
CMBS       iShares CMBS ETF                                                 1.80%           2,375         54.55       129,556
ILTB       iShares Core 10+ Year USD Bond ETF                               1.60%           1,578         72.84       114,942
HYG        iShares iBoxx $ High Yield Corporate Bond ETF                    1.40%           1,145         87.97       100,726
LQD        iShares iBoxx $ Investment Grade Corporate Bond ETF              1.80%             960        134.75       129,360
MBB        iShares MBS ETF                                                  1.40%             930        108.28       100,700
JMBS       Janus Henderson Mortgage-Backed Securities ETF                   1.60%           2,165         53.15       115,059
CORP       PIMCO Investment Grade Corporate Bond Index Exchange-Traded
           Fund                                                             1.60%           1,000        114.93       114,930
SRLN       SPDR Blackstone Senior Loan ETF                                  1.80%           2,806         46.12       129,413
JNK        SPDR Bloomberg Barclays High Yield Bond ETF                      1.40%             916        109.94       100,705
SJNK       SPDR Bloomberg Barclays Short Term High Yield Bond ETF           1.40%           3,660         27.51       100,687
SPHY       SPDR Portfolio High Yield Bond ETF                               1.60%           4,279         26.89       115,062
SPMB       SPDR Portfolio Mortgage Backed Bond ETF                          1.60%           4,458         25.82       115,106
EMLC       VanEck Vectors J.P. Morgan EM Local Currency Bond ETF            1.40%           3,243         31.03       100,630
VCIT       Vanguard Intermediate-Term Corporate Bond ETF                    1.80%           1,358         95.32       129,445
                                                                          _______                                  __________
                Total Investments                                         100.00%                                  $7,196,484
                                                                          =======                                  ==========

___________

See "Notes to Schedules of Investments" on page 19.

                            Schedule of Investments

         75/25 Strategic Allocation Portfolio, 3rd Quarter 2021 Series
                                    FT 9472

    At the Opening of Business on the Initial Date of Deposit-July 13, 2021

                                                                          Percentage        Number    Market       Cost of
Ticker Symbol and                                                         of Aggregate      of        Value        Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price    Shares    per Share    the Trust (2)
___________________________________                                       ______________    ______    _________    _____________
COMMON STOCKS (75.04%):
Communication Services (4.50%):
ATVI        Activision Blizzard, Inc.                                       0.62%             401     $   92.91    $   37,257
GOOGL       Alphabet Inc. (Class A) *                                       0.64%              15      2,539.51        38,093
FB          Facebook, Inc. (Class A) *                                      0.62%             105        353.16        37,082
KDDIY       KDDI Corporation (ADR) +                                        0.50%           1,889         15.79        29,827
NTDOY       Nintendo Co., Ltd. (ADR) +                                      0.50%             414         72.10        29,849
NTTYY       Nippon Telegraph and Telephone Corporation (ADR) +              0.50%           1,134         26.27        29,790
SFTBY       SoftBank Group Corp. (ADR) +                                    0.50%             865         34.41        29,765
TTWO        Take-Two Interactive Software, Inc. *                           0.25%              87        172.10        14,973
TDS         Telephone and Data Systems, Inc.                                0.12%             329         22.62         7,442
USM         United States Cellular Corporation *                            0.13%             202         37.07         7,488
WWE         World Wrestling Entertainment, Inc.                             0.12%             133         55.90         7,435
Consumer Discretionary (11.49%):
GOLF        Acushnet Holdings Corp.                                         0.12%             148         50.30         7,444
AMZN        Amazon.com, Inc. *                                              0.62%              10      3,718.55        37,186
AN          AutoNation, Inc. *                                              0.25%             141        105.86        14,926
AZO         AutoZone, Inc. *                                                0.63%              24      1,577.55        37,861
BBY         Best Buy Co., Inc.                                              0.25%             133        111.25        14,796
CMG         Chipotle Mexican Grill, Inc. *                                  0.62%              23      1,615.56        37,158
DHI         D.R. Horton, Inc.                                               0.63%             420         89.03        37,393
DECK        Deckers Outdoor Corporation *                                   0.25%              38        393.94        14,970
DKS         Dick's Sporting Goods, Inc.                                     0.25%             148        100.32        14,847
DG          Dollar General Corporation                                      0.62%             169        219.46        37,089
DORM        Dorman Products, Inc. *                                         0.13%              70        106.70         7,469
FL          Foot Locker, Inc.                                               0.25%             235         63.33        14,883
GHC         Graham Holdings Company                                         0.12%              11        666.67         7,333
LOPE        Grand Canyon Education, Inc. *                                  0.13%              81         92.22         7,470
HESAY       Hermes International (ADR) +                                    0.50%             200        148.68        29,736
HMC         Honda Motor Co., Ltd. (ADR) +                                   0.50%             921         32.35        29,794
LEN         Lennar Corporation                                              0.62%             377         98.68        37,202
LGIH        LGI Homes, Inc. *                                               0.13%              46        163.77         7,533
MTH         Meritage Homes Corporation *                                    0.12%              80         92.75         7,420
MUSA        Murphy USA Inc.                                                 0.12%              53        140.49         7,446
NVR         NVR, Inc. *                                                     0.25%               3      4,961.67        14,885
ORLY        O'Reilly Automotive, Inc. *                                     0.62%              63        591.51        37,265
OLLI        Ollie's Bargain Outlet Holdings, Inc. *                         0.25%             166         89.29        14,822
POOL        Pool Corporation                                                0.25%              31        475.51        14,741
PHM         PulteGroup, Inc.                                                0.25%             280         53.16        14,885
SSTK        Shutterstock, Inc.                                              0.13%              73        103.28         7,539
SONY        Sony Group Corp. (ADR) +                                        0.50%             286        104.30        29,830
STMP        Stamps.com Inc. *                                               0.12%              23        322.35         7,414
TGT         Target Corporation                                              0.63%             148        252.24        37,332
TM          Toyota Motor Corporation (ADR) +                                0.50%             166        178.90        29,697

                       Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 3rd Quarter 2021 Series
                                    FT 9472

    At the Opening of Business on the Initial Date of Deposit-July 13, 2021

                                                                          Percentage        Number    Market       Cost of
Ticker Symbol and                                                         of Aggregate      of        Value        Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price    Shares    per Share    the Trust (2)
___________________________________                                       ______________    ______    _________    _____________
COMMON STOCKS (CONT'D.):
Consumer Discretionary (cont'd.):
TSCO        Tractor Supply Company                                          0.25%              80     $  186.78    $   14,942
TPH         Tri Pointe Homes, Inc. *                                        0.13%             358         20.97         7,507
VWAGY       Volkswagen AG (ADR) +                                           0.50%             867         34.40        29,820
WSM         Williams-Sonoma, Inc.                                           0.25%              90        165.63        14,907
Consumer Staples (7.50%):
ADM         Archer-Daniels-Midland Company                                  0.62%             620         60.00        37,200
SAM         The Boston Beer Company, Inc. *                                 0.25%              15        979.41        14,691
BTI         British American Tobacco Plc (ADR) +                            0.50%             771         38.71        29,845
COKE        Coca-Cola Consolidated Inc.                                     0.12%              18        403.58         7,264
COST        Costco Wholesale Corporation                                    0.62%              91        407.88        37,117
FLO         Flowers Foods, Inc.                                             0.13%             312         24.05         7,504
HSY         The Hershey Company                                             0.63%             212        176.82        37,486
SJM         The J.M. Smucker Company                                        0.25%             114        130.40        14,866
K           Kellogg Company                                                 0.25%             234         63.77        14,922
LRLCY       L'Oreal S.A. (ADR) +                                            0.50%             335         88.96        29,802
LANC        Lancaster Colony Corporation                                    0.12%              38        196.21         7,456
MED         Medifast, Inc.                                                  0.12%              26        283.44         7,369
MDLZ        Mondelez International, Inc.                                    0.63%             594         62.95        37,392
MNST        Monster Beverage Corporation *                                  0.62%             408         91.17        37,197
FIZZ        National Beverage Corp.                                         0.13%             168         44.53         7,481
NSRGY       Nestle S.A. (ADR) +                                             0.50%             236        126.20        29,783
PM          Philip Morris International Inc.                                0.62%             378         98.55        37,252
PG          The Procter & Gamble Company                                    0.63%             272        137.14        37,302
SAFM        Sanderson Farms, Inc.                                           0.13%              41        181.96         7,460
SEB         Seaboard Corporation                                            0.13%               2      3,867.20         7,734
Energy (0.87%):
COG         Cabot Oil & Gas Corporation                                     0.25%             848         17.69        15,001
KMI         Kinder Morgan, Inc.                                             0.62%           2,012         18.52        37,262
Financials (9.25%):
AFL         Aflac Incorporated                                              0.63%             696         53.67        37,354
ALL         The Allstate Corporation                                        0.63%             278        134.57        37,410
ANAT        American National Group, Inc.                                   0.12%              47        158.01         7,426
BRK/B       Berkshire Hathaway Inc. (Class B) *                             0.62%             133        280.11        37,255
BX          The Blackstone Group Inc.                                       0.63%             368        101.93        37,510
CNNE        Cannae Holdings, Inc. *                                         0.12%             225         33.10         7,448
CB          Chubb Limited +                                                 0.50%             182        164.61        29,959
CINF        Cincinnati Financial Corporation                                0.25%             125        119.81        14,976
ERIE        Erie Indemnity Company                                          0.25%              80        186.59        14,927
EVR         Evercore Inc.                                                   0.25%             109        136.86        14,918
FNF         Fidelity National Financial, Inc.                               0.25%             334         44.74        14,943
FAF         First American Financial Corporation                            0.25%             233         64.14        14,945
THG         The Hanover Insurance Group, Inc.                               0.13%              54        139.62         7,539
HTH         Hilltop Holdings Inc.                                           0.12%             208         35.80         7,446

                       Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 3rd Quarter 2021 Series
                                    FT 9472

    At the Opening of Business on the Initial Date of Deposit-July 13, 2021

                                                                          Percentage        Number    Market       Cost of
Ticker Symbol and                                                         of Aggregate      of        Value        Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price    Shares    per Share    the Trust (2)
___________________________________                                       ______________    ______    _________    _____________
COMMON STOCKS (CONT'D.):
Financials (cont'd.):
HLI         Houlihan Lokey, Inc.                                            0.25%             181     $   82.27    $   14,891
MKL         Markel Corporation *                                            0.24%              12      1,209.99        14,520
MCY         Mercury General Corporation                                     0.12%             116         64.09         7,434
MC          Moelis & Company                                                0.13%             134         55.97         7,500
MCO         Moody's Corporation                                             0.63%             100        375.04        37,504
ORI         Old Republic International Corporation                          0.25%             593         25.20        14,944
PGR         The Progressive Corporation                                     0.63%             374         99.88        37,355
RLI         RLI Corp.                                                       0.13%              71        105.13         7,464
SEIC        SEI Investments Company                                         0.25%             240         62.32        14,957
SFBS        ServisFirst Bancshares, Inc.                                    0.12%             110         67.60         7,436
TROW        T. Rowe Price Group, Inc.                                       0.62%             176        211.10        37,154
TRV         The Travelers Companies, Inc.                                   0.63%             242        154.09        37,290
ZURVY       Zurich Insurance Group AG (ADR) +                               0.50%             742         40.13        29,776
Health Care (12.24%):
AGIO        Agios Pharmaceuticals, Inc. *                                   0.12%             130         57.18         7,433
MDRX        Allscripts Healthcare Solutions, Inc. *                         0.13%             406         18.38         7,462
AMED        Amedisys, Inc. *                                                0.25%              56        268.51        15,037
BIO         Bio-Rad Laboratories, Inc. (Class A) *                          0.25%              22        673.98        14,828
BIIB        Biogen Inc. *                                                   0.62%             106        349.04        36,998
BMRN        BioMarin Pharmaceutical Inc. *                                  0.25%             182         82.33        14,984
BPMC        Blueprint Medicines Corporation *                               0.12%              89         83.64         7,444
CDNA        CareDx, Inc. *                                                  0.12%              87         84.46         7,348
SAVA        Cassava Sciences, Inc. *                                        0.13%              76         99.32         7,548
CNC         Centene Corporation *                                           0.62%             499         74.70        37,275
CHE         Chemed Corporation                                              0.25%              31        481.17        14,916
CI          Cigna Corporation                                               0.62%             158        235.22        37,165
COO         The Cooper Companies, Inc.                                      0.25%              36        410.85        14,791
CSLLY       CSL Limited (ADR) +                                             0.50%             284        104.90        29,792
LLY         Eli Lilly and Company                                           0.63%             158        236.01        37,290
GSK         GlaxoSmithKline Plc (ADR) +                                     0.50%             738         40.37        29,793
HUM         Humana Inc.                                                     0.62%              81        458.31        37,123
ICUI        ICU Medical, Inc. *                                             0.12%              36        206.73         7,442
INCY        Incyte Corporation *                                            0.25%             184         81.18        14,937
LH          Laboratory Corporation of America Holdings *                    0.25%              53        281.47        14,918
MEDP        Medpace Holdings, Inc. *                                        0.25%              81        184.78        14,967
NBIX        Neurocrine Biosciences, Inc. *                                  0.25%             154         96.82        14,910
NVS         Novartis AG (ADR) +                                             0.50%             321         92.98        29,847
NVO         Novo Nordisk A/S (ADR) +                                        0.50%             344         86.60        29,790
OMI         Owens & Minor, Inc.                                             0.13%             166         45.17         7,498
PINC        Premier, Inc. (Class A)                                         0.12%             209         35.65         7,451
DGX         Quest Diagnostics Incorporated                                  0.25%             110        135.63        14,919
QDEL        Quidel Corporation *                                            0.12%              60        122.44         7,346
REGN        Regeneron Pharmaceuticals, Inc. *                               0.63%              65        574.03        37,312

                       Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 3rd Quarter 2021 Series
                                    FT 9472

    At the Opening of Business on the Initial Date of Deposit-July 13, 2021

                                                                          Percentage        Number    Market       Cost of
Ticker Symbol and                                                         of Aggregate      of        Value        Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price    Shares    per Share    the Trust (2)
___________________________________                                       ______________    ______    _________    _____________
COMMON STOCKS (CONT'D.):
Health Care (cont'd.):
RHHBY       Roche Holding AG (ADR) +                                        0.50%             614     $   48.54    $   29,801
SAGE        Sage Therapeutics, Inc. *                                       0.13%             139         53.73         7,468
SNY         Sanofi (ADR) +                                                  0.50%             569         52.43        29,833
UHS         Universal Health Services, Inc. (Class B)                       0.25%              96        154.68        14,849
VEEV        Veeva Systems Inc. (Class A) *                                  0.63%             117        321.87        37,659
VRTX        Vertex Pharmaceuticals Incorporated *                           0.63%             188        198.34        37,288
WST         West Pharmaceutical Services, Inc.                              0.25%              40        375.99        15,040
Industrials (8.56%):
MMM         3M Company                                                      0.63%             187        199.98        37,396
AOS         A.O. Smith Corporation                                          0.25%             209         71.19        14,879
AMKBY       A.P. Moeller - Maersk A/S (Class B) (ADR) +                     0.50%           2,049         14.50        29,711
ATKR        Atkore Inc. *                                                   0.13%             108         69.57         7,514
BRC         Brady Corporation                                               0.13%             137         54.59         7,479
CACI        CACI International Inc. *                                       0.25%              57        260.69        14,859
CWST        Casella Waste Systems, Inc. *                                   0.13%             117         63.97         7,485
DE          Deere & Company                                                 0.62%             105        354.28        37,199
EXPD        Expeditors International of Washington, Inc.                    0.25%             116        128.19        14,870
FAST        Fastenal Company                                                0.63%             691         54.02        37,328
FELE        Franklin Electric Co., Inc.                                     0.12%              91         81.94         7,457
FCN         FTI Consulting, Inc. *                                          0.13%              55        135.74         7,466
GNRC        Generac Holdings Inc. *                                         0.25%              33        448.15        14,789
HUBG        Hub Group, Inc. *                                               0.13%             111         67.21         7,460
KNX         Knight-Swift Transportation Holdings Inc.                       0.25%             300         49.62        14,886
LHX         L3Harris Technologies Inc.                                      0.63%             167        224.25        37,450
LSTR        Landstar System, Inc.                                           0.25%              95        157.25        14,939
LMT         Lockheed Martin Corporation                                     0.63%              99        379.07        37,528
MANT        ManTech International Corporation                               0.12%              85         87.62         7,448
NOC         Northrop Grumman Corporation                                    0.63%             101        370.33        37,403
ODFL        Old Dominion Freight Line, Inc.                                 0.63%             145        257.62        37,355
SAIA        Saia, Inc. *                                                    0.13%              36        207.25         7,461
SSD         Simpson Manufacturing Co., Inc.                                 0.13%              68        111.11         7,555
SNA         Snap-on Incorporated                                            0.25%              66        227.07        14,987
TTC         The Toro Company                                                0.25%             132        112.77        14,886
UNF         UniFirst Corporation                                            0.13%              34        220.50         7,497
WSO         Watsco, Inc.                                                    0.25%              51        291.98        14,891
WERN        Werner Enterprises, Inc.                                        0.13%             168         44.63         7,498
Information Technology (9.50%):
ACN         Accenture Plc +                                                 0.50%              96        311.57        29,911
ADBE        Adobe Incorporated *                                            0.62%              62        600.20        37,212
AKAM        Akamai Technologies, Inc. *                                     0.25%             129        115.55        14,906
AMAT        Applied Materials, Inc.                                         0.62%             272        136.80        37,210
ASML        ASML Holding N.V. (New York Registry Shares) +                  0.50%              42        707.81        29,728
ADP         Automatic Data Processing, Inc.                                 0.63%             183        203.75        37,286
CDW         CDW Corporation                                                 0.25%              85        176.33        14,988
CSCO        Cisco Systems, Inc.                                             0.62%             699         53.23        37,208

                       Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 3rd Quarter 2021 Series
                                    FT 9472

    At the Opening of Business on the Initial Date of Deposit-July 13, 2021

                                                                          Percentage        Number    Market       Cost of
Ticker Symbol and                                                         of Aggregate      of        Value        Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price    Shares    per Share    the Trust (2)
___________________________________                                       ______________    ______    _________    _____________
COMMON STOCKS (CONT'D.):
Information Technology (cont'd.):
APPS        Digital Turbine, Inc. *                                         0.25%             233     $   64.53    $   15,036
EPAM        EPAM Systems, Inc. *                                            0.63%              70        534.59        37,421
FSLR        First Solar, Inc. *                                             0.25%             158         94.29        14,898
INTC        Intel Corporation                                               0.63%             658         56.73        37,328
JCOM        j2 Global, Inc. *                                               0.25%             105        142.30        14,942
MMS         MAXIMUS, Inc.                                                   0.12%              84         88.70         7,451
MSFT        Microsoft Corporation                                           0.62%             134        277.32        37,161
ORCL        Oracle Corporation                                              0.62%             425         87.08        37,009
CRM         salesforce.com, inc. *                                          0.63%             154        242.91        37,408
SANM        Sanmina Corporation *                                           0.13%             194         38.44         7,457
SAP         SAP SE (ADR) +                                                  0.50%             200        148.96        29,792
TER         Teradyne, Inc.                                                  0.25%             118        127.08        14,995
TOELY       Tokyo Electron Limited (ADR) +                                  0.50%             279        106.95        29,839
TTEC        TTEC Holdings, Inc.                                             0.13%              73        102.73         7,499
Materials (4.87%):
AIQUY       Air Liquide S.A. (ADR) +                                        0.50%             840         35.45        29,778
APD         Air Products and Chemicals, Inc.                                0.62%             128        291.05        37,254
BHP         BHP Group Ltd (ADR) +                                           0.50%             389         76.51        29,762
CE          Celanese Corporation                                            0.25%              97        154.38        14,975
CMC         Commercial Metals Company                                       0.12%             238         31.26         7,440
GEF         Greif, Inc.                                                     0.13%             123         60.74         7,471
NEM         Newmont Corporation                                             0.62%             586         63.19        37,029
NUE         Nucor Corporation                                               0.62%             380         97.76        37,149
RS          Reliance Steel & Aluminum Co.                                   0.25%              97        152.75        14,817
RIO         Rio Tinto Plc (ADR) +                                           0.50%             346         86.03        29,766
SHECY       Shin-Etsu Chemical Co., Ltd. (ADR) +                            0.50%             717         41.54        29,784
SLGN        Silgan Holdings Inc.                                            0.13%             180         41.44         7,459
SCL         Stepan Company                                                  0.13%              62        120.77         7,488
Real Estate (1.74%):
AMT         American Tower Corporation (4)                                  0.62%             133        279.99        37,239
CCI         Crown Castle International Corp. (4)                            0.63%             184        203.08        37,367
IRM         Iron Mountain Incorporated (4)                                  0.25%             335         44.50        14,908
PDM         Piedmont Office Realty Trust, Inc. (4)                          0.12%             387         19.25         7,450
PSB         PS Business Parks, Inc. (4)                                     0.12%              48        154.41         7,412
Utilities (4.52%):
LNT         Alliant Energy Corporation                                      0.25%             262         56.94        14,918
AEP         American Electric Power Company, Inc.                           0.63%             437         85.41        37,324
ETR         Entergy Corporation                                             0.25%             145        103.04        14,941
EVRG        Evergy, Inc.                                                    0.25%             241         61.90        14,918
IBDRY       Iberdrola S.A. (ADR) +                                          0.50%             604         49.49        29,892
IDA         IDACORP, Inc.                                                   0.12%              75         99.35         7,451
MDU         MDU Resources Group, Inc.                                       0.25%             473         31.41        14,857
PNW         Pinnacle West Capital Corporation                               0.25%             178         83.78        14,913
PEG         Public Service Enterprise Group Incorporated                    0.63%             615         60.70        37,331
SRE         Sempra Energy                                                   0.63%             280        133.44        37,363
SWX         Southwest Gas Holdings, Inc.                                    0.13%             108         69.23         7,477
XEL         Xcel Energy Inc.                                                0.63%             550         67.84        37,312

                       Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 3rd Quarter 2021 Series
                                    FT 9472

    At the Opening of Business on the Initial Date of Deposit-July 13, 2021

                                                                          Percentage        Number    Market       Cost of
Ticker Symbol and                                                         of Aggregate      of        Value        Securities to
Name of Issuer of Securities (1)                                          Offering Price    Shares    per Share    the Trust (2)
________________________________                                          ______________    ______    _________    _____________
EXCHANGE-TRADED FUNDS (24.96%):
LMBS        First Trust Low Duration Opportunities ETF (5)                  1.00%           1,172     $   50.88    $   59,631
FTSL        First Trust Senior Loan Fund (5)                                1.13%           1,397         48.04        67,112
HYLS        First Trust Tactical High Yield ETF (5)                         1.12%           1,380         48.60        67,068
PCY         Invesco Emerging Markets Sovereign Debt ETF                     0.87%           1,893         27.53        52,114
PGX         Invesco Preferred ETF                                           1.00%           3,887         15.33        59,588
BKLN        Invesco Senior Loan ETF                                         1.12%           3,030         22.14        67,084
SHYG        iShares 0-5 Year High Yield Corporate Bond ETF                  0.87%           1,135         45.96        52,165
IGLB        iShares 10+ Year Investment Grade Corporate Bond ETF            1.00%             843         70.63        59,541
TLH         iShares 10-20 Year Treasury Bond ETF                            0.87%             350        148.85        52,098
USHY        iShares Broad USD High Yield Corporate Bond ETF                 1.00%           1,431         41.70        59,673
USIG        iShares Broad USD Investment Grade Corporate Bond ETF           1.12%           1,104         60.74        67,057
CMBS        iShares CMBS ETF                                                1.12%           1,230         54.55        67,097
ILTB        iShares Core 10+ Year USD Bond ETF                              1.00%             818         72.84        59,583
HYG         iShares iBoxx $ High Yield Corporate Bond ETF                   0.87%             593         87.97        52,166
LQD         iShares iBoxx $ Investment Grade Corporate Bond ETF             1.13%             498        134.75        67,106
MBB         iShares MBS ETF                                                 0.87%             482        108.28        52,191
JMBS        Janus Henderson Mortgage-Backed Securities ETF                  1.00%           1,122         53.15        59,629
CORP        PIMCO Investment Grade Corporate Bond Index Exchange-Traded
            Fund                                                            1.00%             518        114.93        59,534
SRLN        SPDR Blackstone Senior Loan ETF                                 1.12%           1,454         46.12        67,059
JNK         SPDR Bloomberg Barclays High Yield Bond ETF                     0.88%             475        109.94        52,222
SJNK        SPDR Bloomberg Barclays Short Term High Yield Bond ETF          0.87%           1,896         27.51        52,159
SPHY        SPDR Portfolio High Yield Bond ETF                              1.00%           2,216         26.89        59,588
SPMB        SPDR Portfolio Mortgage Backed Bond ETF                         1.00%           2,309         25.82        59,618
EMLC        VanEck Vectors J.P. Morgan EM Local Currency Bond ETF           0.87%           1,680         31.03        52,130
VCIT        Vanguard Intermediate-Term Corporate Bond ETF                   1.13%             704         95.32        67,105
                                                                          _______                                  __________
                 Total Investments                                        100.00%                                  $5,964,636
                                                                          =======                                  ==========

___________

See "Notes to Schedules of Investments" on page 19.

                       NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such
Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on
July 12, 2021. Such purchase contracts are expected to settle within two business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-
the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The cost of Securities to a Trust may not compute due to rounding the market value per share. The valuation of the
Securities has been determined by the Evaluator, an affiliate of the Sponsor.
In accordance with Financial Accounting Standards Board Accounting Standards
Codification 820, "Fair Value Measurement," each Trust's investments are classified as Level 1, which refers to securities traded in an active market.
The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the
Securities to the Trust) are set forth below:

                                                                   Cost of Securities    Profit
                                                                   to Sponsor            (Loss)
                                                                   __________________    ________
60/40 Strategic Allocation Portfolio, 3rd Quarter 2021 Series      $7,199,364            $(2,880)
75/25 Strategic Allocation Portfolio, 3rd Quarter 2021 Series       5,966,973             (2,337)

(3) Common Stocks of companies headquartered or incorporated outside the
United States comprise approximately 12.00% of the investments in 60/40
Strategic Allocation Portfolio, 3rd Quarter 2021 Series and approximately
15.00% of the investments in 75/25 Strategic Allocation Portfolio, 3rd Quarter
2021 Series, broken down by country as set forth below:

60/40 Strategic Allocation Portfolio, 3rd            75/25 Strategic Allocation Portfolio, 3rd
Quarter 2021 Series                                  Quarter 2021 Series

Australia                         0.80%              Australia                         1.00%
Denmark                           0.80%              Denmark                           1.00%
France                            1.60%              France                            2.00%
Germany                           0.80%              Germany                           1.00%
Ireland                           0.40%              Ireland                           0.50%
Japan                             3.60%              Japan                             4.50%
The Netherlands                   0.40%              The Netherlands                   0.50%
Spain                             0.40%              Spain                             0.50%
Switzerland                       2.00%              Switzerland                       2.50%
United Kingdom                    1.20%              United Kingdom                    1.50%

(4) This Security represents the common stock of a real estate investment trust ("REIT"). REITs which invest in mortgage loans and mortgage-backed securities are included in the Financials sector whereas REITs which directly hold real estate properties are included in the Real Estate sector. REITs comprise approximately 1.40% of the investments in 60/40 Strategic Allocation
Portfolio, 3rd Quarter 2021 Series and approximately 1.74% of the investments in 75/25 Strategic Allocation Portfolio, 3rd Quarter 2021 Series.

(5) This Security is advised by First Trust Advisors L.P., an affiliate of the
Sponsor.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR or New York Registry
Share on the over-the-counter market or on a U.S. national securities exchange.

* This Security represents a non-income producing security.

                                 The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the
FT Series. The series to which this prospectus relates, FT 9472, consists of two separate portfolios set forth below:

- 60/40 Strategic Allocation Port. 3Q '21 - Term 10/17/22
(60/40 Strategic Allocation Portfolio, 3rd Quarter 2021
Series)

- 75/25 Strategic Allocation Port. 3Q '21 - Term 10/17/22
(75/25 Strategic Allocation Portfolio, 3rd Quarter 2021
Series)

Each Trust was created under the laws of the State of New York by a Trust
Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New
York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor
and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS
OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-
621-1675, DEPT. CODE 2.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of Common Stocks and
ETFs with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a
Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the
Initial Date of Deposit (as set forth in "Schedule of Investments" for each
Trust), adjusted to reflect the sale, redemption or liquidation of any of the
Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of
Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy
Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the
Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by
First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from a Trust," will endeavor to vote the
Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the
Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute
Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a
Trust acquires will be identical to those from the failed contract.

                                   Portfolios

Objective.

Each Trust seeks above-average total return. While the Trusts seek above-
average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

Portfolio Selection Process.

The Trusts are unit investment trusts that invest in a fixed portfolio of common stocks and ETFs which are selected by applying our disciplined investment process. We apply a disciplined and comprehensive valuation process to select securities across assets of varying sizes, styles, countries, and sectors, including those that have had relatively lower correlation with one another.

The composition of the Trusts on the Initial Date of Deposit is as follows:

                      60/40 Strategic Allocation Portfolio

- Approximately 15.00% common stocks which comprise the Large-Cap Growth
Strategy;

- Approximately 15.00% common stocks which comprise the Large-Cap Value
Strategy;

- Approximately 6.00% common stocks which comprise the Mid-Cap Growth Strategy;

- Approximately 6.00% common stocks which comprise the Mid-Cap Value Strategy;

- Approximately 3.00% common stocks which comprise the Small-Cap Growth
Strategy;

- Approximately 3.00% common stocks which comprise the Small-Cap Value Strategy;

- Approximately 12.00% common stocks which comprise the International
Strategy; and

- Approximately 40.00% Fixed-Income Exchange-Traded Funds.

                      75/25 Strategic Allocation Portfolio

- Approximately 18.75% common stocks which comprise the Large-Cap Growth
Strategy;

- Approximately 18.75% common stocks which comprise the Large-Cap Value
Strategy;

- Approximately 7.50% common stocks which comprise the Mid-Cap Growth Strategy;

- Approximately 7.50% common stocks which comprise the Mid-Cap Value Strategy;

- Approximately 3.75% common stocks which comprise the Small-Cap Growth
Strategy;

- Approximately 3.75% common stocks which comprise the Small-Cap Value Strategy;

- Approximately 15.00% common stocks which comprise the International
Strategy; and

- Approximately 25.00% Fixed-Income Exchange-Traded Funds.

Common Stock Selection.

Our approach to selecting stocks is based on a proprietary rules-based selection process which is consistently applied. This process embodies key elements of our investment philosophy by focusing on financial measures that are least susceptible to accounting distortions and erroneous corporate guidance.

When selecting stocks for each portfolio, we apply a model which analyzes large-cap, mid-cap, small-cap, and international stocks to assess valuations based on multiple risk, value, and growth factors. Our goal is to identify stocks which exhibit the fundamental characteristics that enable them to provide the greatest potential for capital appreciation.

The first step in our selection process is to establish a universe of stocks from which the portfolios will be selected. The universe is identified as of four business days prior to the Initial Date of Deposit and divided into seven distinct styles consisting of six domestic equity asset classes noted above and one international equity asset class.

The domestic universe is established by identifying the 3,000 largest U.S.
stocks (excluding limited partnerships, royalty trusts, regulated investment companies and business development companies) and then separating them into large-cap (largest 10%), mid-cap (next 20%) and small-cap (remaining 70%). The stocks in each group are then divided evenly between growth and value by their price-to-book ratios to establish the universe of stocks eligible for selection from within each market capitalization range. In the case of the small-cap universe, only the 250 largest stocks with a minimum average daily trading volume of $1,000,000 within each growth and value group are included to ensure sufficient liquidity. The international universe consists of the 100 largest companies from developed nations whose shares are either directly listed on a U.S. securities exchange or are in the form of American Depositary
Receipts/ADRs which trade on the over-the-counter market or are listed on a
U.S. securities exchange.

We then rank the stocks within each of the seven style classes based on two multi-factor models. Half of a stock's ranking is based on a risk model and the remaining half is based on a model which is determined by their style designation. Value and international stocks are ranked on one model while growth stocks are ranked using a separate model.

Stock Selection Factors.

Risk Model

- Debt-to-equity. Compares a company's long-term debt to their stockholder's equity. Higher levels of this ratio are associated with higher risk, lower levels with lower risk.

- Beta. Compares a security's volatility relative to the market. A security with a beta less than 1 would generally be considered lower risk than the market. A security with a beta more than 1 would generally be considered higher risk than the market.

- Earnings variability. Compares a company's trailing 12-months earnings per share from the previous five years against a straight, or linear, trend line.
Companies that have more consistent earnings growth are assigned a higher ranking.

Value & International Model

- Price-to-book. Compares a company's market capitalization to its book value.
A lower, but positive, price-to-book ratio is generally used as an indication of value.

- Price-to-cash flow. Compares a company's market capitalization to cash flow generated. A lower, but positive, ratio indicates investors are paying less for the cash flow generated which can be a sign of value.

- Return on assets. Compares a company's trailing 12-months net income to its total assets. The ratio shows how efficiently a company generates net income from its assets.

- 3-month price appreciation.

Growth Model

- Price-to-sales. Compares a company's market capitalization to revenue generated. A lower ratio indicates investors are paying less for the revenue generated.

- Price-to-cash flow. Compares a company's market capitalization to cash flow generated. A lower, but positive, ratio indicates investors are paying less for the cash flow generated which can be a sign of value.

- Change in return on assets. Compares a company's current return on assets relative to a year ago. The ratio shows improvement in a company's ability to generate net income from its assets.

- 6-month price appreciation.

The 30 stocks with the best overall ranking from each of the seven style classes are selected for the Trusts, subject to a maximum of six stocks from any one of the 11 market sectors as determined by S&P's Global Industry
Classification Standard. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the better price to cash flow ratio is selected.

Fixed Income ETF Selection.

For the fixed income portion of each portfolio we include ETFs which invest in a variety of fixed income securities, which may include investment grade and high-yield corporate bonds, mortgage-backed securities, senior loans, covenant-
lite loans, treasury bonds and agency bonds. The Sponsor does not require specific duration, maturity or investment quality policies when selecting the
ETFs for each portfolio.

We perform rigorous analysis and employ a disciplined portfolio construction process when selecting ETFs to include in the portfolio. Primarily, we prefer larger funds with higher trading volumes and we look for funds with higher dividend yields, as well as those that have shown a relatively consistent dividend over time. We also consider a fund's ability to continue its dividend payment in the future.

The next step in our process is to consider current economic events that might affect financial markets generally and/or the ETF market, as well as news relating to a specific ETF, ETF group or category of funds. Where relevant, we review the credit quality of the underlying securities held by the funds. We prefer to avoid funds with high expenses, as well as funds with higher than average expense ratios relative to their peers.

We consult with our fixed income research teams and portfolio management teams who understand the unique factors that drive risk adjusted returns within various asset classes to develop the overall strategic allocation of the fixed income portfolio. Based on these factors, we create a broadly diversified fixed income portfolio with an emphasis on higher income funds.

In connection with the Trusts' investments in ETFs advised by First Trust
Advisors L.P., an affiliate of the Trusts' Sponsor, First Trust Advisors L.P.
will receive advisory fees from the underlying ETFs which it would not otherwise receive if the Trusts invested solely in ETFs advised by unaffiliated third-parties. This may provide an incentive for the Sponsor to select ETFs advised by First Trust Advisors L.P. over ETFs advised by unaffiliated third-parties. However, the Sponsor selected what it considered to be the best suited ETFs to achieve the Trusts' investment objectives even though there may be other ETFs, including those advised by unaffiliated third-
parties, that provide similar results.

Please note that we applied  the strategies which make up a portion of the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying each strategy on the Initial Date of Deposit.
This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus are not eligible for inclusion in a Trust's portfolio.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" are not eligible for inclusion in a
Trust's portfolio.

Additional Portfolio Contents.

In addition to the investments described above, the Trusts have exposure to the following investments through the Common Stocks and/or Funds held by the
Trusts: foreign securities (including American Depositary Receipts, Global
Depositary Receipts and New York Registry Shares) and companies with various market capitalizations.

As with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

                                  Risk Factors

Principal Risks.

The following is a discussion of the principal risks of investing in the Trusts.

Price Volatility. The Trusts invest in Common Stocks and ETFs. The value of a
Trust's Units will fluctuate with changes in the value of these Securities.
The value of a security fluctuates for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur.

Because the Trusts are not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trusts will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money.
Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Market Risk. Market risk is the risk that a particular security, or Units of the Trusts in general, may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Units of the Trusts could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, political turbulence or other events could have a significant negative impact on the Trusts and their investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of a Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of a Trust's Units and result in increased market volatility.

An outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019 and has resulted in a global pandemic and major disruptions to economies and markets around the world. The transmission of
COVID-19 and efforts to contain its spread have resulted in international border closings, enhanced health screenings, expanded healthcare services and expenses, quarantines and other restrictions on business and personal activities, cancellations, disruptions to supply chains and consumer activity, as well as general public concern and uncertainty. Financial markets have experienced extreme volatility and severe losses, negatively impacting global economic growth prospects. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty and may exacerbate other pre-
existing political, social and economic risks.

Governments and central banks, including the Federal Reserve, have taken extraordinary and unprecedented actions to support local and global economies and financial markets. These measures have included, among other policy responses, a $700 billion quantitative easing program, a reduction of the
Federal funds rate to near-zero, and numerous economic stimulus packages. The impact of these and additional measures taken in the future, and whether they will be effective in mitigating economic and market disruptions, including upward pressure on prices, will not be known for some time. Additionally, market uncertainty remains high during the expanding roll out of COVID-19 vaccines and treatments in combination with measures taken by the administration, expectations for additional stimulus packages and as businesses begin to plan for a transition back to the workplace.

Distributions. As stated under "Summary of Essential Information," the Trusts will generally make monthly distributions of income. The Funds held by the
Trusts make distributions on a monthly or quarterly basis. As a result of changing interest rates, refundings, sales or defaults on the underlying securities held by the Funds, and other factors, there is no guarantee that distributions will either remain at current levels or increase over time.
Certain of the Common Stocks held by the Trusts may currently pay dividends, but there is also no guarantee that the issuers of the Common Stocks will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Strategy. Please note that we applied the strategy which makes up a portion of the portfolio for the Trusts at a particular time. If we create additional
Units of the Trusts after the Initial Date of Deposit we will deposit the
Securities originally selected by applying the strategy on the Initial Date of
Deposit. This is true even if a later application of the strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of the Trusts will be achieved. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event the strategy is not achieving the desired results.

Exchange-Traded Funds. The Trusts invest in shares of ETFs. The Trusts are subject to substantially the same risks as those associated with the direct ownership of the securities represented by the underlying ETFs in which it invests. In addition, the Trusts may be affected by losses of the ETFs and the level of risk arising from the investment practices of the ETFs (such as the use of leverage by the ETFs). The Trusts have no control over the investments and related risks taken by the ETFs in which it invests. The Trusts and the underlying funds have management and operating expenses. You will bear not only your share of your Trust's expenses, but also the expenses of the underlying funds. By investing in other funds, the Trusts incur greater expenses than you would incur if you invested directly in the funds.

Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Investment in Other Investment Companies Risk. Because the Trusts hold Funds,
Unit holders are subject to the risk that the securities selected by the
Funds' investment advisors will underperform the markets, the relevant indices or the securities selected by other funds. Further, Funds may in the future invest in other types of securities which involve risk which may differ from those set forth below. In addition, because the Trusts hold Funds, Unit holders bear both their proportionate share of the expenses of a Trust and, indirectly the expenses of the Funds. Certain of the Funds held by the Trusts may invest a relatively high percentage of their assets in a limited number of issuers. As a result, these Funds may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly concentrated in certain issuers.

Index Correlation Risk. Index correlation risk is the risk that the performance of an index-based ETF will vary from the actual performance of the fund's target index, known as "tracking error." This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-
offs) and timing variances. Some index-based ETFs use a technique called
"representative sampling," which means that the ETF invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of a tracking error.

Growth Investing Risk. Certain of the Common Stocks held by the Trusts are issued by companies which, based upon their higher than average price/book ratios, are expected to experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole. Securities of growth companies may be more volatile than other stocks. If the perception of a company's growth potential is not realized, the securities purchased may not perform as expected, reducing a Trust's return. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, "growth" stocks may perform differently from the market as a whole and other types of securities.

Value Investing Risk. Certain of the Common Stocks held by the Trusts are issued by companies which, based upon their lower than average price/book ratios, are believed to be undervalued or inexpensive relative to other companies in the same industry or the economy as a whole. These common stocks were generally selected on the basis of an issuer's business and economic fundamentals or the securities' current and projected credit profiles, relative to current market price. Such securities are subject to the risk of misestimating certain fundamental factors and will generally underperform during periods when value style investments are "out of favor."

Investment Style. Although the Common Stocks contained in the Trusts meet the stated style, capitalization, and investment objective of the Trusts as of the date the Securities were selected, market fluctuations after this date may change a particular Common Stocks' classification. Common Stocks will not generally be removed from the Trusts as a result of market fluctuations.

Common Stocks. A percentage of the Trusts consist of Common Stocks, and certain of the Funds held by the Trusts invest in common stocks. Common stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase, negatively impacting issuers.

High-Yield Securities. Certain of the Funds held by the Trusts invest in securities rated below investment grade by one or more rating agencies (high-
yield securities or "junk" bonds). High-yield securities held by Funds represent approximately 15.98% of the underlying assets in the 60/40 Strategic
Allocation Portfolio, 3rd Quarter 2021 Series and approximately 9.97% of the underlying assets in the 75/25 Strategic Allocation Portfolio, 3rd Quarter
2021 Series. High-yield, high-risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings.
The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slow-down. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies that are highly leveraged or whose operations or industries are depressed. Obligations rated below "BBB-" should be considered speculative as these ratings indicate a quality of less than investment grade, and therefore carry an increased risk of default as compared to investment grade issues. The Funds held by the Trusts may invest in securities of any high-yield credit quality, including securities rated as low as "D" by
Standard and Poor's or "C" by Moody's. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

The market for high-yield securities is smaller and less liquid than that for investment grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

Distressed debt securities are speculative and involve substantial risks in addition to the risks of investing in high-yield securities that are not in default. Generally, holders of distressed debt securities will not receive interest payments, and there is a substantial risk that the principal will not be repaid. In any reorganization or liquidation proceeding related to a distressed debt security, holders may lose their entire investment in the security.

Investment Grade Securities. All of the Funds held by the Trusts invest in investment grade securities. The value of these securities will decline with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

Mortgage-Backed Securities. Certain of the Funds held by the Trusts invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated
maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities' effective maturity shorter than this.
Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline. This can reduce the Funds', and therefore the Trust's, returns because the Funds may have to reinvest that money at lower prevailing interest rates.

Mortgage-backed securities, and particularly non-agency mortgage-backed securities, are subject to liquidity risk, which is the risk that the value of such securities held by a Fund will fall if trading in the securities is limited or absent. No one can guarantee that a liquid trading market will exist for any mortgage-backed security because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange). The liquidity of a mortgage-backed security may change drastically over time.

Senior Loans. Certain of the Funds held by the Trusts invest in senior loans issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. An investment in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating-rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on
Funds investing in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Senior loans are generally below investment grade quality and may be unrated at the time of investment; are generally not registered with the SEC or state securities commissions; and are generally not listed on any securities exchange. Transactions in senior loans may take longer than seven days to settle which could affect an underlying Fund's ability to manage the liquidity of its portfolio. Because senior loans are generally not registered with the
SEC under the Securities Act of 1933, as amended, they may not be subject to the protections afforded under the federal securities laws. See "Risk Factors-
High-Yield Securities" for a description of the risks involved in investing in below investment grade securities. In addition, the amount of public information available on senior loans is generally less extensive than that available for other types of assets.

Covenant-Lite Loans. Certain of the Funds held by the Trusts invest significantly in "covenant-lite" loans, which are loans made with minimal protections for the lender. Because covenant-lite loans are less restrictive on borrowers and provide less protection for lenders than typical corporate loans, the risk of default may be significantly higher. Covenant-lite loans contain fewer maintenance covenants, or no maintenance covenants at all, than traditional loans and may not include terms that allow the lender to monitor the financial performance of the borrower and declare a default if certain criteria are breached. This may hinder the Funds' ability to reprice credit risk associated with the borrower and reduce the Funds' ability to restructure a problematic loan and mitigate potential loss. As a result, the Funds'
exposure to losses on such investments is increased, especially during a downturn in the credit cycle.

U.S. Treasury Obligations. Certain of the Funds held by the Trusts invest in
U.S. Treasury obligations. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United

States. U.S. Treasury obligations are generally not affected by credit risk, but are subject to changes in market value resulting from changes in interest rates. The value of U.S. Treasury obligations will be adversely affected by decreases in bond prices and increases in interest rates, not only because increases in interest rates generally decrease values, but also because increased interest rates may indicate an economic slowdown.

Foreign Securities. Certain of the Common Stocks held by the Trusts are issued by, and certain of the Funds held by the Trusts invest in, foreign entities, which makes the Trusts subject to more risks than if it only invested in domestic securities and Funds which invest solely in domestic securities.
Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt.
Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of
U.S. securities.

American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs, New York
Registry Shares and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Brexit Risk. Approximately one year after the United Kingdom officially departed the European Union (commonly referred to as "Brexit"), the United
Kingdom and the European Union reached a trade agreement that became effective on December 31, 2020. Under the terms of the trade deal, there will be no tariffs or quotas on the movement of goods between the United Kingdom and
Europe. Brexit has led to volatility in global financial markets, in particular those of the United Kingdom and across Europe, and the weakening in political, regulatory, consumer, corporate and financial confidence in the
United Kingdom and Europe. There can be no assurance that the new trade agreement will improve the instability in global financial markets caused by
Brexit. Given the size and importance of the United Kingdom's economy, uncertainty or unpredictability about its legal, political and/or economic relationships with Europe has been, and may continue to be, a source of instability and could lead to significant currency fluctuations and other adverse effects on international markets and international trade even under the new trade guidelines.

It is not currently possible to determine the extent of the impact the Brexit trade agreement may have on the Trusts' investments and this uncertainty could negatively impact current and future economic conditions in the United Kingdom and other countries, which could negatively impact the value of the Trusts'
investments.

Small and/or Mid Capitalization Companies. Certain of the Common Stocks held by the Trusts are issued by small and/or mid capitalization companies.
Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Large Capitalization Companies. Certain of the Common Stocks held by the
Trusts are issued by, and certain of the Funds held by the Trusts invest in, large capitalization companies. The return on investment in stocks of large capitalization companies may be less than the return on investment in stocks of small and/or mid capitalization companies. Large capitalization companies may also grow at a slower rate than the overall market.

Interest Rate Risk. Interest rate risk is the risk that the value of the securities held by the Funds held by the Trusts will fall if interest rates increase. Securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes. Due to the current period of historically low rates, the securities held by the Funds may be subject to a greater risk of rising interest rates than would normally be the case.

Credit Risk. Credit risk is the risk that a security's issuer is unable or unwilling to make dividend, interest or principal payments when due and the related risk that the value of a security may decline because of concerns about the issuer's ability or willingness to make such payments.

Call Risk. Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher than market interest rate or if the issuer no longer needs the money for its original purpose. A bond's call price could be less than the price the Fund paid for the bond and could be below the bond's par value. This means a Fund could receive less than the amount paid for the bond and may not be able to reinvest the proceeds in securities with as high a yield as the called bond. A Fund may contain bonds that have "make whole" call options that generally cause the bonds to be redeemable at any time at a designated price. Such bonds are generally more likely to be subject to early redemption and may result in the reduction of income received by the Fund.

Extension Risk. If interest rates rise, certain obligations may be paid off by the obligor at a slower rate than expected, which will cause the value of such obligations to fall.

Liquidity Risk. Liquidity risk is the risk that the value of a fixed-income security held by a Fund will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any fixed-income security because these securities generally trade in the over-the-
counter market (they are not listed on a securities exchange). During times of reduced market liquidity, the Funds held by the Trusts may not be able to sell the underlying securities readily at prices reflecting the values at which the underlying securities are carried on a Fund's books. Sales of large blocks of securities by market participants that are seeking liquidity can further reduce security prices in an illiquid market.

Prepayment Risk. Many types of debt instruments are subject to prepayment risk, which is the risk that the issuer will repay principal prior to the maturity date. Debt instruments allowing prepayment may offer less potential for gains during a period of declining interest rates.

Valuation Risk. Unlike publicly traded securities that trade on national securities exchanges, there is no central place or exchange for trading most debt securities. Debt securities generally trade on an "over-the-counter"
market. Due to the lack of centralized information and trading, the valuation of debt securities may carry more uncertainty and risk than that of publicly traded securities. Accordingly, determinations of the fair value of debt securities may be based on infrequent and dated information. Also, because the available information is less reliable and more subjective, elements of judgment may play a greater role in valuation of debt securities than for other types of securities.

Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with an ETF. ETFs have a limited number of institutions that act as authorized participants. To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to an ETF and no other authorized participant is able to step forward to create or redeem, in either of these cases, ETF shares may trade at a discount to the ETF's net asset value and possibly face delisting.

Fluctuation of Net Asset Value Risk. The net asset value of shares of a Fund will generally fluctuate with changes in the market value of the Fund's holdings. The market prices of shares will generally fluctuate in accordance with changes in net asset value as well as the relative supply of and demand for shares on the exchange on which they trade. The Trusts cannot predict whether shares will trade below, at or above their net asset value because the shares trade on an exchange at market prices and not at net asset value. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of a Fund trading individually or in the aggregate at any point in time.

Management Risk. Actively managed Funds are subject to management risk. In managing a Fund's investment portfolio, the Fund's investment advisor will apply investment techniques and risk analyses that may not have the desired result. There can be no guarantee that the Funds will meet their investment objectives.

Market Maker Risk. If a Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between a Fund's net asset value and the price at which the
Fund's shares are trading on the exchange, which could result in a decrease in value of the Fund's shares. In addition, decisions by market makers to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of a Fund's portfolio securities and the Fund's market price. This reduced effectiveness could result in a
Fund's shares trading at a discount to net asset value and also in greater than normal intraday bid-ask spreads for Fund shares.

Trading Issues Risk. Although the shares of a Fund are listed for trading on a securities exchange, there can be no assurance that an active trading market for such shares will develop or be maintained. Trading in shares on such exchanges may be halted due to market conditions or for reasons that, in the view of an exchange, make trading in shares inadvisable. In addition, trading in shares on an exchange is subject to trading halts caused by extraordinary market volatility pursuant to the exchange's "circuit breaker" rules. Market makers are under no obligation to make a market in a Fund's shares. There can be no assurance that the requirements of the exchange necessary to maintain the listing of a Fund will continue to be met or will remain unchanged. In particular, if a Fund does not comply with any provision of the listing standards of an exchange that are applicable to the Fund, and cannot bring itself into compliance within a reasonable period after discovering the matter, the exchange may remove the shares of the Fund from listing. The Funds may have difficulty maintaining their listing on an exchange in the event that a Fund's assets are small or the Fund does not have enough shareholders.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trusts have become more susceptible to potential operational risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the Trusts to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Sponsor of the Trusts to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trusts through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of a Trust's third-party service providers, or issuers in which the Trusts invest, can also subject the Trusts to many of the same risks associated with direct cybersecurity breaches. The Sponsor of, and third-
party service provider to, the Trusts have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the
Trusts do not directly control the cybersecurity systems of issuers or third-
party service providers.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the Trusts' investments. Any legislation that proposes to reduce or eliminate the exemption of interest on tax-exempt municipal bonds from federal income taxation would negatively impact the value of the municipal bonds held by the Funds held by the Trusts. In addition, litigation regarding any of the issuers of the Securities, or the industries represented by these issuers, or litigation affecting the validity of certain municipal bonds or the tax-free nature of the interest thereon, may negatively impact the value of these
Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Trusts'
investments.

Additional Risks.

The following is a discussion of additional risks of investing in the Trusts.

Alternative Minimum Tax. While distributions of exempt-interest dividends from the Trusts are generally exempt from federal income taxes, a portion of such interest may be taken into account in computing the alternative minimum tax.

Business Development Companies ("BDCs"). Certain of the Funds held by the
Trusts invest in BDCs. BDCs invest in and lend to private middle-market businesses. BDCs are publicly-traded mezzanine/private equity funds that are subject to regulatory oversight by the SEC. BDCs are unique in that at least
70% of their investments must be made to private U.S. businesses that do not have marginable securities and they are required to provide managerial assistance to portfolio companies. An investment in BDCs is subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding the funds or their underlying investments change. BDCs are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value.

Derivative Instruments. Certain of the Funds held by the Trusts invest in derivative instruments, the performance of which is derived from the performance of a reference security, index, currency, or interest rate.
Derivative instruments, including options, swaps, caps, floors, collars, futures and forwards, can be used to hedge a Fund's investment in other securities or for investment purposes. The use of derivatives can lead to losses because of adverse movements in the price or value of the underlying asset, index, currency or rate, which may be magnified by certain features of the derivatives. The ability to successfully use derivatives depends on a Fund investment advisor's ability to predict pertinent market movements, which cannot be assured, and may result in losses greater than if they had not been used. Derivatives are also subject to counterparty risk. If a counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the value of the Funds held by the Trusts may decline.
The derivatives markets are a focus of recent legislation. The extent and impact of such regulation is not yet known. Recent legislation may make derivatives more costly, may limit the availability of derivatives and may affect the value or performance of derivatives.

Emerging Markets. Certain of the Funds held by the Trusts invest in companies headquartered or incorporated in countries considered to be emerging markets.
Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, less information about emerging market companies is publicly available due to differences in regulatory, accounting, audit and financial recordkeeping standards and information that is available may be unreliable or outdated. Moreover, the rights and remedies associated with emerging market investment securities may be different than those available for investments in more developed markets. Furthermore, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Floating-Rate Securities. Certain of the Funds held by the Trusts invest in floating-rate securities. A floating-rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in an interest rate benchmark. As a result, the yield on such a security will generally decline in a falling interest rate environment, causing the Trusts to experience a reduction in the income it receives from such securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of this investment and the value of the Units.

LIBOR Risk. Certain of the Funds held by the Trust invest significantly in floating-rate securities that pay interest based on LIBOR. In 2017, the head of the United Kingdom's Financial Conduct Authority ("FCA"), which regulates
LIBOR, announced a desire to phase out the use of LIBOR by the end of 2021 due to past manipulation of the LIBOR rate-setting process. The FCA announced on
March 5, 2021 that all non-USD LIBOR reference rates and the 1-week and 2-
month USD LIBOR reference rates will cease to be provided or no longer be representative immediately after December 31, 2021 and the remaining USD LIBOR settings will cease to be provided or no longer be representative immediately after June 30, 2023. ISDA confirmed that the March 5, 2021 announcement constituted an index cessation event under the IBOR Fallbacks Supplement and the ISDA 2020 IBOR Fallbacks Protocol for all 35 LIBOR settings and confirmed that the spread adjustment to be used in ISDA fallbacks was fixed as of the date of the announcement. While some instruments tied to LIBOR may include a replacement rate, not all instruments have such fallback provisions and the effectiveness of such replacement rates remains uncertain. The unavailability or replacement of LIBOR could affect the value, liquidity and return of investments tied to LIBOR, especially those that do not include fallback provisions. Due to the uncertainty regarding the nature of any replacement rate, the potential effect of a transition away from LIBOR on a Fund or the financial instruments in which the Fund invests cannot yet be determined.

Limited Duration Bonds. Certain of the Funds held by the Trusts invest in limited duration bonds. Limited duration bonds are subject to interest rate risk, which is the risk that the value of a security will fall if interest rates increase. While limited duration bonds are generally subject to less interest rate sensitivity than longer duration bonds, there can be no assurance that interest rates will not rise during the life of the Trusts.

Money Market Securities. Certain of the Funds held by the Trusts invest in money market or similar securities as a defensive measure when the Fund's investment advisor anticipates unusual market or other conditions. If market conditions improve while a Fund has temporarily invested some or all of its assets in high quality money market securities, the potential gain from the market upswing may be reduced, thus limiting the Fund's opportunity to achieve its investment objective.

Municipal Bonds. Certain of the Funds held by the Trusts invest in tax-exempt municipal bonds. Municipal bonds are debt obligations issued by states or by political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, a Fund may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity.

Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer's ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by a Fund and would therefore impact the price of both the Securities and the Units.

Acts of terrorism and any resulting damage may not be covered by insurance on the bonds. Issuers of the bonds may therefore be at risk of default due to losses sustained as a result of terrorist activities.

Certain of the Funds held by the Trusts may invest in insured municipal bonds.
Insurance guarantees the timely payment, when due, of all principal and interest on the insured securities. Such insurance is effective so long as the insured security is outstanding and the insurer remains in business. Insurance relates only to the particular security and not to the Units offered hereby or to their market value. There can be no assurance that any insurer listed will be able to satisfy its commitments in the event claims are made in the future.
Certain significant providers of insurance for municipal securities have recently incurred significant losses as a result of exposure to sub-prime mortgages and other lower credit quality investments that have experienced recent defaults or otherwise suffered extreme credit deterioration. As a result, such losses have reduced the insurers' capital and called into question their continued ability to perform their obligations under such insurance if they are called upon to do so in the future. While an insured municipal security will typically be deemed to have the rating of its insurer, if the insurer of a municipal security suffers a downgrade in its credit rating or the market discounts the value of the insurance provided by the insurer, the rating of the underlying municipal security will be more relevant and the value of the municipal security would more closely, if not entirely, reflect such rating. In such a case, the value of insurance associated with a municipal security would decline and may not add any value.

Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

The costs associated with combating the COVID-19 pandemic and the negative impact on tax revenues has adversely affected the financial condition of many states and political subdivisions. As a result, an increasing number of municipalities have been unable to make payments on existing debt obligations.
This increase in defaults has resulted in many municipal issuers making draws on reserves, further impacting the value of bonds. To aid municipalities, the
Federal Reserve and the U.S. Treasury announced the Municipal Liquidity
Facility ("MLF") program on April 9, 2020 under which the Federal Reserve will lend on a recourse basis to a special purpose vehicle to purchase up to $500 billion of eligible notes from cities and states subject to certain population thresholds and other requirements. The Federal Reserve's MLF program provides a backstop for issuers to help meet the cash shortfall from lower revenues tied to the COVID-19 pandemic. In addition, Congress included provisions in the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") to
provide $150 billion in federal aid to state and local governments for COVID-
19 relief efforts. Different states are taking different approaches, depending on the status of their budgets prior to the COVID-19 crisis and how significantly they have been impacted by the pandemic. The Federal government may provide additional relief for municipalities, however additional federal funding for state and local governments is uncertain. It is impossible to assess the long-term impact of these government interventions on the municipal bond market, as many of the programs are just beginning to be operationalized.
The ongoing effects of the COVID-19 pandemic could result in continuing financial difficulties for municipal issuers, increasing the risk of additional defaults and volatility in the market, which could negatively impact the performance of the Trusts.

Preferred Securities. Certain of the Funds held by the Trusts invest in preferred stocks. Preferred stocks are unique securities that combine some of the characteristics of both common stocks and bonds. Preferred stocks generally pay a fixed rate of return and are sold on the basis of current yield, like bonds. However, because they are equity securities, preferred stocks provide equity ownership of a company and the income is paid in the form of dividends. Preferred stocks typically have a yield advantage over common stocks as well as comparably-rated fixed income investments. Preferred stocks are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.

REITs. Certain of the Common Stocks held by the Trusts are issued by, and certain of the Funds held by the Trusts invest in, REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate.
REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs. Certain of the REITs may also be mortgage real estate investment trusts ("Mortgage REITs"). Mortgage REITs are companies that provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. Mortgage REITs are also subject to many of the same risks associated with investments in other REITs and to real estate market conditions.

Short Sales Risk. A Fund may engage in "short sale" transactions. A Fund will lose value if the security or instrument that is the subject of a short sale increases in value. A Fund also may enter into a short derivative position through a futures contract. If the price of the security or derivative that is the subject of a short sale increases, then the Fund will incur a loss equal to the increase in price from the time that the short sale was entered into plus any premiums and interest paid to a third party in connection with the short sale. Therefore, short sales involve the risk that losses may be exaggerated, potentially losing more money than the actual cost of the investment. Also, there is the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Fund.

Subprime Residential Mortgage Loans. Certain of the Funds held by the Trusts invest in subprime residential mortgage loans. "Subprime" mortgage loans refer to mortgage loans that have been originated using underwriting standards that are less restrictive than the underwriting requirements used as standards for other first and junior lien mortgage loan purchase programs, such as the programs of Fannie Mae and Freddie Mac. These lower standards include mortgage loans made to borrowers having imperfect or impaired credit histories
(including outstanding judgments or prior bankruptcies), mortgage loans where the amount of the loan at origination is 80% or more of the value of the mortgaged property, mortgage loans made to borrowers with low credit scores,

mortgage loans made to borrowers who have other debt that represents a large portion of their income and mortgage loans made to borrowers whose income is not required to be disclosed or verified.

Due to current economic conditions, including fluctuating interest rates, as well as aggressive lending practices, subprime mortgage loans have in recent periods experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and they are likely to continue to experience rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. Thus, because of the higher delinquency rates and losses associated with subprime mortgage loans, risks of investing in subprime mortgage loans are similar to those which affect high-
yield securities or "junk" bonds, which include less liquidity, greater volatility and an increased risk of default as compared to higher rated securities.

                                Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under
"Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the
Income and/or Capital Accounts.

Although you are not required to pay for your Units until two business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of
1934, as amended.

Organization Costs. Securities purchased with the portion of the Public
Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust.
Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of a Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for
Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per
Unit of a Trust will be reduced by the amount of additional Securities sold.
Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in
"Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When
Securities are sold to reimburse the Sponsor for organization costs, the
Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual
Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge of 1.85% per Unit is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of
1.85% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.185 per

Unit). On the Initial Date of Deposit, and any other day the Public Offering
Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the Public Offering Price per Unit exceeds $10.00 and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.045 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from October 20, 2021 through
December 20, 2021. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.35% of the
Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 1.85% per Unit and the maximum dealer concession is 1.25% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer
(a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee
Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a
Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of a Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the
Sponsor, our related companies, and dealers and their affiliates will purchase
Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts.
However, if the purchase price of your Units was less than $10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the
Public Offering Price of the Units according to this valuation. This Public
Offering Price will be effective for all orders received before the Evaluation
Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open.
For purposes of Securities and Unit settlement, the term business day does not include days on which U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trusts will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary
Exchange or any appropriate secondary exchange on a specific trade date, the
Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global
Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate
ADR/GDR ratio, the exchange rate and such other information which the
Evaluator deems appropriate. For purposes of valuing Securities traded on The
NASDAQ Stock Market, LLC(R), closing sale price shall mean the Nasdaq(R)
Official Closing Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the
Evaluator deems such prices inappropriate as a basis for evaluation). If the
Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                             Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All
Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts.
This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 1.25% of the Public Offering Price per
Unit, subject to reductions set forth in "Public Offering-Discounts for
Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                 Additional
(in millions)                               Concession
______________________________________________________
$25 but less than $100                          0.035%
$100 but less than $150                         0.050%
$150 but less than $250                         0.075%
$250 but less than $1,000                       0.100%
$1,000 but less than $5,000                     0.125%
$5,000 but less than $7,500                     0.150%
$7,500 or more                                  0.175%

Dealers and other selling agents will not receive a concession on the sale of
Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met.

Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time.
Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of these
Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the
Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades.
Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including the Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including:
developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected;
various unit investment trust features such as convenience and costs; and
options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred)
and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S.
Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as
Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek,
Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                             The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public
Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the
Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the

initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                              The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR
UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER
FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                             How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the
Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any.
However, the amount you will receive is the same as you would have received on redemption of the Units.

                              Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income
Account of such Trust if funds are available, and then from the Capital
Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use. In addition, investors will also indirectly pay a portion of the expenses of the underlying Funds. The Bank of New York Mellon may act as custodian, fund accountant and/or transfer agent for the underlying Funds and may receive compensation for such services.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services. In providing portfolio supervisory services, the
Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the
Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. A Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The
"creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests (i.e., participating in litigation concerning a portfolio security) and the costs of indemnifying the Trustee;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the
Trusts. In addition, if there is not enough cash in the Income or Capital
Account of a Trust, the Trustee has the power to sell Securities from such
Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                                   Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of the Trusts as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a broker/dealer or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts.
This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions"
section of the prospectus for more information.

Each Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If a Trust qualifies as a RIC and distributes its income as required by the tax law, such Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by a Trust.

Income from the Trusts.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates a Trust's distributions into ordinary income dividends, capital gain dividends, exempt-interest dividends and return of capital. Income reported is generally net of expenses (but see
"Treatment of Trust Expenses" below). Ordinary income dividends are generally taxed at your ordinary income tax rate, however, certain dividends received from a Trust may be taxed at the capital gains tax rates. Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. Exempt-interest dividends generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends may be taken into account for alternative minimum tax purposes and may have other tax consequences. In addition, a Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your Units. The tax laws may require you to treat distributions made to you in January as if you had received them on
December 31 of the previous year.

Some distributions from the Trusts may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. However, capital gain received from assets held for more than one year that is considered
"unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in REITs) is taxed at a higher rate. The distributions from your Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any. Distributions from your Trust, including capital gains but not exempt-interest dividends, may also be subject to a
"Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a RIC such as the Trusts are generally taxed at the same rates that apply to long-
term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income
("QDI") received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, each Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction with respect to certain ordinary income dividends on Units that are attributable to qualifying dividends received by a Trust from certain corporations.

Because the Trusts hold REIT shares, some dividends may be designated by the
REIT as capital gain dividends and, therefore, distributions from your Trust attributable to such dividends and designated by your Trust as capital gain dividends may be taxable to you as capital gains. If you hold a Unit for six months or less, any loss incurred by you related to the sale of such Unit will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such Unit.

Some portion of the dividends on your Units that are attributable to dividends received by a Trust from the REIT shares may be designated by a Trust as eligible for a deduction for qualified business income.

Sale of Units.

If you sell your Units (whether to a third party or to a Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your
Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your
Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash.  Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Expenses incurred and deducted by a Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income.  If a Trust holds an equity interest in PFICs, such Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions from the PFICs, even if all the income or gain is distributed in a timely fashion to such Trust Unit holders. Similarly, if a Trust invests in a fund (a
"Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. A Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes if the taxes are imposed at the Trust level or on a Portfolio Fund. A Trust (or the Portfolio Fund) may be able to make an election that could limit the tax imposed on such Trust (or the Portfolio
Fund). In this case, a Trust (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, a Trust (or the Portfolio Fund) might be required to recognize income in excess of its distributions from the PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of determining the application of the 4%
excise tax imposed on RICs that do not meet certain distribution thresholds.
Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Investors.

If you are a non-U.S. investor, distributions from a Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends, short-term capital gains dividends, and distributions that are attributable to exempt-
interest income or certain other interest income, may not be subject to U.S.
withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution.

Separately, the United States, pursuant to the Foreign Account Tax Compliance
Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S.
source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This FATCA tax also currently applies to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If a Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. Your Trust would have to meet certain IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units," you may request an In-Kind Distribution of Trust assets when you redeem your
Units. This distribution is subject to tax, and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                                Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                             Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account.
Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the
Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any)
distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trusts for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trusts;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

By February 15th yearly, the Annual Reports are posted to the Sponsor's website (www.ftportfolios.com) in the UIT Tax Center and retrievable by CUSIP.
You may also request one be sent to you by calling the Sponsor at 800-621-
1675, dept. code 2. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

                        Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a
Record Owner. The Trustee will credit dividends received on a Trust's
Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital
Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will make distributions on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date.
See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the
Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The
Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. If the Trustee does not have your taxpayer identification number ("TIN"), it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return.
However, you should check your statements to make sure the Trustee has your
TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record
Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of a
Trust to pay the deferred sales charge to the Sponsor. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a
Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities and amounts in the Income and Capital Accounts. All
Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such
Trust. There is no sales charge on Units acquired through the Distribution
Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The
Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because a Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST
DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                              Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your
Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Two business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading).
However, if the redemption request is received after 4:00 p.m. Eastern time
(or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the
NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the
Income Account if funds are available for that purpose, or from the Capital
Account. All other amounts paid on redemption will be taken from the Capital
Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 5,000 Units of a Trust, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the
Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind
Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 10 business days prior to a Trust's Mandatory Termination
Date will be honored. Where possible, the Trustee will make an In-Kind
Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the
Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If
Securities are sold, the size and diversification of a Trust will be reduced.
These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                            Investing in a New Trust

Each Trust's portfolio has been selected on the basis of total return for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New
Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of a
Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the sales charge set forth in the prospectus for such trust.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover
Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a
Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

                        Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" in the case of the Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust which is a
"regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for a Trust to comply with such federal and/or state laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of such Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a
Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of
Securities, exchanged securities or property will be credited to the Capital
Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such
Securities or property. Each Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

                     Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests
(as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the
Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of
Securities deposited in such Trust during the initial offering period
("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination
Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation
Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the
Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the rollover option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

               Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $500 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East
Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of
December 31, 2020, the total partners' capital of First Trust Portfolios L.P.
was $82,953,781.

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your
Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State
Department of Financial Services and the Board of Governors of the Federal
Reserve System, and its deposits are insured by the Federal Deposit Insurance
Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the
Trustee's case) or reckless disregard of our obligations and duties. The
Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the
Trustee will not be liable for any action it takes in good faith under the
Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 120
East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                               Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois
60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product. You should be aware that the Trusts and the underlying Funds do not necessarily have exposure to all of the various asset classes described in the Information
Supplement. In addition, the underlying Funds' exposure to the investments described in the Information Supplement is not fixed and may change over time.

                     This page is intentionally left blank.

                                 FIRST TRUST(R)

            60/40 Strategic Allocation Port. 3Q '21 - Term 10/17/22
            75/25 Strategic Allocation Port. 3Q '21 - Term 10/17/22
                                    FT 9472

                                    Sponsor:

                          First Trust Portfolios L.P.

                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:

                          The Bank of New York Mellon

                              240 Greenwich Street
                            New York, New York 10286
                                  800-813-3074
                             24-Hour Pricing Line:
                                  800-446-0132
  Please refer to the "Summary of Essential Information" for the Product Code.

                            ________________________

 When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

  THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
  NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT
   SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD IN ANY
                      STATE WHERE A SALE WOULD BE ILLEGAL.

                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

               - Securities Act of 1933 (file no. 333-256706) and

               - Investment Company Act of 1940 (file no. 811-05903)

 Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information
 regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

  Information about the Trusts is available on the EDGAR Database on the SEC's
                         Internet site at www.sec.gov.
                     To obtain copies at prescribed rates -

                      Write: Public Reference Section of the SEC
                             100 F Street, N.E.
                             Washington, D.C. 20549
             e-mail address: publicinfo@sec.gov

                                 July 13, 2021

               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                                 FIRST TRUST(R)

                                 The FT Series

                             Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT
9472 not found in the prospectus for the Trusts. However, you should be aware that the Trusts and the underlying Funds do not necessarily have exposure to all of the various asset classes described in this Information Supplement. In addition, the underlying Funds' exposure to the investments described below is not fixed and may change over time. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated July 13, 2021. Capitalized terms have been defined in the prospectus.

                               Table of Contents

Risk Factors
   Securities                                                          1
   Common Stocks                                                       1
   Preferred Stocks                                                    2
   Trust Preferred Securities                                          2
   REITs                                                               3
   ETFs                                                                4
   Closed-End Funds                                                    5
   Business Development Companies                                      5
   Convertible Securities                                              6
   Fixed-Income Securities                                             8
   High-Yield Securities                                               9
   Senior Loans                                                       10
   Subprime Residential Mortgage Loans                                10
   TIPS                                                               11
   Foreign Issuers                                                    11
   Emerging Markets                                                   12
   Small and/or Mid Capitalization Companies                          12
Common Stocks Selected for the Trusts                                 13
   Large-Cap Growth Strategy Stocks                                   13
   Large-Cap Value Strategy Stocks                                    15
   Mid-Cap Growth Strategy Stocks                                     17
   Mid-Cap Value Strategy Stocks                                      19
   Small-Cap Growth Strategy Stocks                                   20
   Small-Cap Value Strategy Stocks                                    22
   International Strategy Stocks                                      24

Risk Factors

Securities. An investment in Units of the Trust should be made with an understanding of the risks involved in the Trust's exposure to the following types of securities, either directly or indirectly through the Funds held by the Trust: common stocks ("Common Stocks"), preferred stock ("Preferred
Stocks"), trust preferred securities ("Trust Preferred Securities"), real estate investment trusts ("REITs"), exchange-traded funds ("ETFs"), closed-end funds ("Closed-End Funds") and/or business development companies.

Common Stocks. An investment in common stocks should be made with an understanding of the risks which such an investment entails, including the risk that the financial condition of the issuers of the common stocks or the general condition of the relevant stock market may worsen, and the value of the common stocks and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers.
Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock.
Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Preferred Stocks. An investment in preferred stocks should be made with an understanding of the risks which such an investment entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the Units may decline.
Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to Congressional reductions in the dividends received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction.
Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the Securities may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Trust Preferred Securities. An investment in trust preferred securities should be made with an understanding of the risks which such an investment entails.
Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated
maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain extraordinary circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are treated as interest rather than dividends for Federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are not eligible for the dividends-
received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-
bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated
maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-
bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

REITs. An investment in REITs should be made with an understanding of the risks which such an investment entails. Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors,
(ii) issue shares of transferable interest to its owners, (iii) have at least
100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of REITs and their ability to pay dividends may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-
liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the
Internal Revenue Code, and to maintain exemption from the Investment Company
Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities.
Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units.
There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

Issuers of REITs generally maintain comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire. Certain of the REITs may also be Mortgage REITs. Mortgage REITs are companies that provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. Mortgage REITs are also subject to many of the same risks associated with investments in other REITs and to real estate market conditions.

ETFs. An investment in ETFs should be made with an understanding of the risks which such an investment entails. ETFs are investment pools that hold other securities. ETFs are either passively-managed index funds that seek to replicate the performance or composition of a recognized securities index or actively-managed funds that seek to achieve a stated investment objective.
ETFs are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940, as amended. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"), however, the
Sponsor does not intend to sell or redeem ETFs in this manner. In addition, securities exchanges list ETF shares for trading, which allow investors to purchase and sell individual ETF shares among themselves at market prices throughout the day. The Trust will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

ETFs can provide exposure to broad-based indexes, growth and value styles, market cap segments, sectors and industries, specific countries or regions of the world or physical commodities. The securities comprising ETFs may be common stocks, fixed-income securities or physical commodities. ETFs contain a number of securities, anywhere from fewer than 20 securities up to more than
1,000 securities. As a result, investors in ETFs obtain exposure to a much greater number of securities than an individual investor would typically be able to obtain on their own. The performance of index-based ETFs is generally highly correlated with the indices or sectors which they are designed to track.

ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change.

Shares of ETFs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Closed-End Funds. An investment in closed-end funds should be made with an understanding of the risks which such an investment entails. Closed-end mutual funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities which the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders
(including the Trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares which were purchased by a Trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a
Trust since shares of open-end funds trade at net asset value. Certain closed-
end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by a Trust are repurchased by a fund, the Trust's position in that fund would be reduced and the cash would be distributed.

A Trust is prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that their Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Closed-end funds may utilize leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of a Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

Business Development Companies. An investment in business development companies should be made with an understanding of the risks which such an investment entails. Business development companies' portfolios are managed and their shares are generally listed on a securities exchange. Business development companies are closed-end funds which have elected to be treated as business development companies. The net asset value of business development company shares will fluctuate with changes in the value of the underlying securities which the business development company fund owns. In addition, for various reasons business development company shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Business development companies' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders
(including the Trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those business development company shares which were purchased by the Trust at a premium. In the unlikely event that a business development company converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a Trust since shares of open-end funds trade at net asset value. Certain business development companies may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by the Trust are repurchased by a fund, the Trust's position in that fund would be reduced and the cash would be distributed.

A Trust is prohibited from subscribing to a rights offering for shares of any of the business development companies in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that their Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed.
This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Business development companies may utilize leveraging in their portfolios.
Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the
Units of a Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

Convertible Securities. The following section applies to individual Trusts which contain Securities which invest in convertible securities. Convertible securities include convertible subordinated debentures and corporate bonds
("Convertible Bonds") and cumulative convertible preferred stocks
("Convertible Preferred Stocks"). Convertible securities contain a conversion privilege which, under specified circumstances, offers the holder the right to exchange such security for common stock of the issuing corporation.
Convertible Bonds obligate the issuing company to pay a stated annual rate of interest (or a stated dividend in the case of Convertible Preferred Stocks)
and to return the principal amount after a specified period of time. The income offered by convertible securities is generally higher than the dividends received from the underlying common stock, but lower than similar quality non-convertible debt securities. Convertible securities are usually priced at a premium to their conversion value, i.e., the value of the common stock received if the holder were to exchange the convertible security.

The holder of the convertible security may choose at any time to exchange the convertible security for a specified number of shares of the common stock of the corporation, or occasionally a subsidiary company, at a specified price, as defined by the corporation when the security is issued. Accordingly, the value of the convertible obligation may generally be expected to increase
(decrease) as the price of the associated common stock increases (decreases).
Also, the market value of convertible securities tends to be influenced by the level of interest rates and tends to decline as interest rates increase and, conversely, to increase as interest rates decline. Convertible securities rank senior to common stocks in an issuer's capital structure, but are junior to non-convertible debt securities. As convertible securities are considered junior to any non-convertible debt securities issued by the corporation, convertible securities are typically rated by established credit ratings agencies at one level below the rating on such corporation's non-convertible debt.

Convertible securities are hybrid securities, combining the investment characteristics of both bonds and common stock. Like a bond (or preferred stock), a convertible security pays interest at a fixed rate (dividend), but may be converted into common stock at a specified price or conversion rate.

When the conversion price of the convertible security is significantly above the price of the issuer's common stock, a convertible security takes on the risk characteristics of a bond. At such times, the price of a convertible security will vary inversely with changes in the level of interest rates. In other words, when interest rates rise, prices of convertible securities will generally fall; conversely, when interest rates fall, prices of convertible securities will generally rise. This interest rate risk is in part offset by the income paid by the convertible securities.

In contrast, when the conversion price of a convertible security and the common stock price are close to one another, a convertible security will behave like a common stock. In such cases, the prices of convertible securities may exhibit the short-term price volatility characteristic of common stocks.

For these reasons Unit holders must be willing to accept the market risks of both bonds and common stocks. However, because convertible securities have characteristics of both common stocks and bonds, they tend to be less sensitive to interest rate changes than bonds of comparable maturity and quality, and less sensitive to stock market changes than fully invested common stock portfolios. Because of these factors and the hybrid nature of convertible securities, Unit holders should recognize that convertible securities are likely to perform quite differently than broadly-based measures of the stock and bond markets.

The market for convertible securities includes a larger proportion of small-
to medium-size companies than the broad stock market (as measured by such indices as the Standard & Poor's 500 Composite Stock Price Index). Companies
which issue convertible securities are often lower in credit quality, typically rated below "Investment Grade." Moreover, the credit rating of a company's convertible issuance is generally lower than the rating of the company's conventional debt issues since the convertible security is normally a "junior" security. Securities with such ratings are considered speculative, and thus pose a greater risk of default than investment grade securities.

High-risk securities may be thinly traded, which can adversely affect the prices at which such securities can be sold and can result in high transaction costs. Judgment plays a greater role in valuing high risk securities than securities for which more extensive quotations and last sale information are available. Adverse publicity and changing investor perceptions may affect the ability of outside price services to value securities.

During an economic downturn or a prolonged period of rising interest rates, the ability of issuers of debt to serve their payment obligations, meet projected goals, or obtain additional financing may be impaired.

Convertible securities are subject to the risk that the financial condition of the issuers of the convertible securities or the general condition of the stock market or bond market may worsen and the value of the convertible securities and therefore the value of the Units may decline. Convertible securities may be susceptible to general stock market movements and to increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Convertible
Preferred Stocks are also subject to Congressional reductions in the dividends-
received deduction which would adversely affect the after-tax return to the corporate investors who can take advantage of the deduction. Such reductions also might adversely affect the value of preferred stocks in general. Holders of preferred stocks have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, senior preferred stocks of, such issuers. Convertible Preferred Stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income (since dividends on a preferred stock must be declared by the issuer's Board of
Directors) or provide the same degree of protection of capital as do debt securities. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. The issuance of additional debt securities or senior preferred stock will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the Convertible
Preferred Stocks in the Funds may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Date of
Deposit. Holders of Convertible Preferred Stocks incur more risk than holders of debt obligations because preferred stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of or holders of debt obligations issued by the issuer.

Convertible Bonds are typically subordinated debentures and, therefore, the claims of senior creditors must be settled in full before any payment will be made to holders of Convertible Bonds in the event of insolvency or bankruptcy.
Senior creditors typically include all other long-term debt issuers and bank loans. Convertible Bonds do, however, have a priority over common and preferred stock. Investors in Convertible Bonds pay for the conversion privilege by accepting a significantly lower yield-to-maturity than that concurrently offered by non-convertible bonds of equivalent quality.

Whether or not the convertible securities are listed on a national securities exchange, the principal trading market for the convertible securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the convertible securities may depend on whether dealers will make a market in the convertible securities. There can be no assurance that a market will be made for any of the convertible securities, that any market for the convertible securities will be maintained or of the liquidity of the convertible securities in any markets made.

Issues of Convertible Bonds and Convertible Preferred Stocks generally provide that the convertible security may be liquidated, either by a partial scheduled redemption pursuant to a sinking fund or by a refunding redemption pursuant to which, at the option of the issuer, all or part of the issue can be retired from any available funds, at prices which may or may not include a premium over the involuntary liquidation preference, which generally is the same as the par or stated value of the convertible security. In general, optional redemption provisions are more likely to be exercised when the convertible security is valued at a premium over par or stated value than when they are valued at a discount from par or stated value. Generally, the value of the convertible security will be at a premium over par when market interest rates fall below the coupon rate.

Fixed-Income Securities. The following section applies to individual Trusts which contain Securities which invest in fixed-income securities. Fixed-income securities, in many cases, do not have the benefit of covenants which would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings which could have the effect of reducing the ability of the issuer to meet its debt obligations and might result in the ratings of the securities and the value of the underlying Trust portfolio being reduced.

Fixed-income securities may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased were lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal.
Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. A discount security held to maturity will have a larger portion of its total return in the form of capital gain and less in the form of interest income than a comparable security newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the securities.

Fixed-income securities may be original issue discount securities or zero coupon securities. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the securities, is deemed to accrue on a daily basis and the accrued portion is treated as interest income for federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. The current value of an original discount security reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the securities approach maturity. The effect of owning deep discount zero coupon
Securities which do not make current interest payments is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the zero coupon securities are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments.

Fixed-income securities may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value. To the extent that the securities were purchased at a price higher than the price at which they are redeemed, this will represent a loss of capital.

Certain fixed-income securities may be subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to optional redemption provisions, sinking fund provisions or otherwise. A security subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a security issue is redeemed, at or before maturity, by the proceeds of a new security issue. A security subject to sinking fund redemption is one which is subject to partial call from time to time at par or from a fund accumulated for the scheduled retirement of a portion of an issue prior to maturity. Redemption pursuant to call provisions is more likely to occur, and redemption pursuant to sinking fund provisions may occur, when the securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

High-Yield Securities. The following section applies to individual Trusts which contain Securities which invest in high-yield securities. An investment in high-yield securities should be made with an understanding of the risks that an investment in high-yield, high-risk, fixed-rate, domestic and foreign securities or "junk" bonds may entail, including increased credit risks and the risk that the value of high-yield securities will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate securities generally. High-yield securities are, under most circumstances, subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-
risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating.
However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's, or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high-yield securities, therefore, takes place primarily in over-the-counter markets which consist of groups of dealer firms that are typically major securities firms.
Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities.
Therefore, since there are fewer traders in these securities than there are in
"investment grade" securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a fixed-income security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-
yield, high-risk, fixed-income securities may fluctuate more than the market value of higher-rated securities since high-yield, high-risk, fixed-income securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities which carry lower ratings.

Should the issuer of any security default in the payment of principal or interest, the Securities in the Trust may incur additional expenses seeking payment on the defaulted security. Because amounts (if any) recovered by the
Securities in the Trust in payment under the defaulted security may not be reflected in the value of the Securities until actually received by the
Securities and depending upon when a Unit holder purchases or sells his or her
Units, it is possible that a Unit holder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Obligations that are rated lower than "BBB-" by Standard & Poor's, or "Baa3"
by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of the Trust and consider their ability to assume the risks involved before making an investment in the Trust.

Senior Loans. The following section applies to individual Trusts which contain
Securities which invest in senior loans issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. An investment by Securities in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating-rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on
Securities investing in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment.
Senior loans are generally below investment grade quality and may be unrated at the time of investment; are generally not registered with the SEC or state securities commissions; and are generally not listed on any securities exchange. In addition, the amount of public information available on senior loans is generally less extensive than that available for other types of assets.

Subprime Residential Mortgage Loans. The following section applies to individual Trusts which contain Securities which invest in subprime residential mortgage loans. An investment in subprime residential mortgage loans should be made with an understanding of the risks which such an investment entails, including increased credit risks and the risk that the value of subprime residential mortgage loans will decline, and may decline precipitously, with increases in interest rates. In a high interest rate environment, the value of subprime residential mortgage loans may be adversely affected when payments on the mortgages do not occur as anticipated, resulting in the extension of the mortgage's effective maturity and the related increase in interest rate sensitivity of a longer-term investment. The value of subprime mortgage loans may also change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities markets as a whole. Due to current economic conditions, including fluctuating interest rates, as well as aggressive lending practices, subprime mortgage loans have in recent periods experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and they are likely to continue to experience rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. Thus, because of the higher delinquency rates and losses associated with subprime mortgage loans, risks of investing in Securities which hold subprime mortgage loans are similar to those which affect high-yield securities or "junk" bonds, which include less liquidity, greater volatility and an increased risk of default as compared to higher rated securities.

TIPS. The following section applies to individual Trusts which contain
Securities which invest in TIPS. TIPS are inflation-indexed fixed-income securities issued by the U.S. Department of Treasury that utilize an inflation mechanism tied to the Consumer Price Index ("CPI"). TIPS are backed by the full faith and credit of the United States. TIPS are offered with coupon interest rates lower than those of nominal rate Treasury securities. The coupon interest rate remains fixed throughout the term of the securities.
However, each day the principal value of the TIPS is adjusted based upon a pro-
rata portion of the CPI as reported three months earlier. Future interest payments are made based upon the coupon interest rate and the adjusted principal value. In a falling inflationary environment, both interest payments and the value of the TIPS will decline.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the
Sponsor believes that adequate information will be available to allow the
Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies.
Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the
Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.
In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act.
Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable.
Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. The following section applies to individual Trusts which contain Securities issued by, or invest in securities from certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost.
Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend, to a large degree, upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies.
While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Common Stocks Selected for the Trusts

The following information describes the Common Stocks selected through the application of each of the Strategies which comprise a portion of the Trusts as described in the prospectus.

                        Large-Cap Growth Strategy Stocks

3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer, office and safety products for distribution worldwide. The company's products include adhesives, abrasives and "Scotch"
brand products. The company also manufactures the 3M Electronic Marker System
(EMS), markers for utility usage (water, wastewater or gas) which relocate buried markers via low-band frequencies.

Adobe Incorporated, headquartered in San Jose, California, is a software company. The company develops, markets and supports software products and technologies for creative professionals, marketers, application developers, enterprises and consumers.

Alphabet Inc. (Class A), headquartered in Mountain View, California, operates as a holding company. The company, through its subsidiaries, provides web-
based search, maps, advertisements, software applications, mobile operating systems, consumer content, enterprise solutions, commerce and hardware products. The company was created in 2015 as the parent company of Google Inc.
and several other companies that were owned by or tied to Google Inc.

Amazon.com, Inc., headquartered in Seattle, Washington, operates as an online retailer of books, electronics and other products via a commercial site on the
Internet. The company also operates an online auction site.

American Tower Corporation, headquartered in Boston, Massachusetts, is a real estate investment trust. The company owns and operates a wireless and broadcast communications infrastructure which leases antennae sites on towers throughout the United States.

Applied Materials, Inc., headquartered in Santa Clara, California, is an information technology company. The company develops, manufactures, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Automatic Data Processing, Inc., headquartered in Roseland, New Jersey, is one of the largest providers of computerized transaction processing, data communication and information services in the world.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

The Blackstone Group Inc., headquartered in New York, New York, is an alternative asset manager. The company oversees various funds and trusts for its clients, investing in private equity, public equity, fixed income and alternative investment markets internationally.

Chipotle Mexican Grill, Inc., headquartered in Newport Beach, California, develops and operates fast-casual, fresh Mexican food restaurants in the
United States and Canada.

Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-
quality, nationally branded and select private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located internationally.

Crown Castle International Corp., headquartered in Houston, Texas, is a real estate investment trust that together with its subsidiaries, owns, operates and leases shared wireless infrastructure primarily in the United States,
Puerto Rico and Australia.

Deere & Company, headquartered in Moline, Illinois, manufactures and distributes farm equipment and machines used in construction, earthmoving and forestry.

Dollar General Corporation, headquartered in Goodlettsville, Tennessee, operates a chain of discount retail stores located primarily in the southern, southwestern, midwestern and eastern United States. The company offers a broad selection of merchandise, including consumable products such as food, paper and cleaning products, health and beauty products and pet supplies, and non-
consumable products such as seasonal merchandise.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides health care management services in the United States.

EPAM Systems, Inc., headquartered in Newtown, Pennsylvania, is a provider of complex software engineering solutions and information technology services to clients worldwide. The company serves industries such as software and technology, banking, business information, travel and hospitality, retail, energy, life sciences, health care, telecommunications and government.

Facebook, Inc. (Class A), headquartered in Menlo Park, California, is an information technology company. The company designs and operates various social media products that enable people to connect and share data through mobile devices and other platforms.

Fastenal Company, headquartered in Winona, Minnesota, is principally engaged in the sale of industrial supplies, including threaded fasteners and construction supplies, through its retail store sites located in all 50 states, Canada, Mexico, Puerto Rico and Singapore.

The Hershey Company, headquartered in Hershey, Pennsylvania, is a consumer products company. The company manufactures, distributes and sells chocolate and non-chocolate, confectionery and grocery products in the United States and internationally.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, is a global security and aerospace company that is principally engaged in the research, design and manufacture of advanced technology products and services. The company operates globally and its products and services focus on defense, intelligence, homeland security, cybersecurity and information technology.

Microsoft Corporation, headquartered in Redmond, Washington, is a technology company. The company develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools.

Monster Beverage Corporation, headquartered in Corona, California, through its subsidiaries, develops, markets and distributes "alternative" beverages worldwide. The company's products include non-carbonated ready-to-drink iced teas, lemonades, juice cocktails, dairy and coffee drinks, energy drinks, sports drinks and flavored sparkling beverages.

Moody's Corporation, headquartered in New York, New York, is a global credit rating, research and risk analysis firm. The company provides credit and economic related research, data and analytical tools, research services and business intelligence.

O'Reilly Automotive, Inc., headquartered in Springfield, Missouri, is an automotive aftermarket parts and equipment retailer. The company markets its products to both do-it-yourself customers and professional service providers.

Old Dominion Freight Line, Inc., headquartered in Thomasville, North Carolina, is a motor carrier. The company operates inter- and multi-regionally and transports less-than-truckload shipments of general commodities, including consumer goods, textiles and capital goods.

Oracle Corporation, headquartered in Redwood City, California, is a provider of software and computer hardware for enterprise information management systems. The company's products are designed to work in a cloud computing environment or in the data center, and their application software and hardware systems are scalable to the customer's requirements.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products. The company's products are marketed outside the United States through subsidiaries and affiliates.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures and markets consumer products worldwide. The company's products are available in the laundry and cleaning, paper, beauty care, food and beverage, and health care segments.

Target Corporation, headquartered in Minneapolis, Minnesota, is a general merchandise retailer. The company specializes in discount stores featuring moderately-priced merchandise and groceries. The company also offers a fully integrated online business.

Veeva Systems Inc. (Class A), headquartered in Pleasanton, California, is a technology company. The company provides industry-specific cloud solutions that address the operating challenges and regulatory requirements for life sciences companies.

                        Large-Cap Value Strategy Stocks

Activision Blizzard, Inc., headquartered in Santa Monica, California, is a publisher, developer and distributor of interactive entertainment and leisure software and peripheral products. The company's product line includes action, adventure, racing, sports, first-person action, strategy and simulation products.

Aflac Incorporated, headquartered in Columbus, Georgia, provides supplemental insurance to individuals. The company's products include short-term disability plans, accident/disability plans, hospital intensive care plans, cancer expense plans and fixed-benefit dental plans.

Air Products and Chemicals, Inc., headquartered in Allentown, Pennsylvania, is an industrial gases company. The company recovers and distributes industrial gases and a variety of medical and specialty gases; produces polymer chemicals, performance chemicals and supplies cryogenic and other process equipment and related engineering services.

The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, private passenger automobile and homeowners policies and offers life insurance, annuity and group pension products. The company markets its products through independent agents and brokers, and also directly through call centers and the Internet.

American Electric Power Company, Inc., headquartered in Columbus, Ohio, is a public utility holding company engaged in the generation, transmission and distribution of electric power. The company's service area covers portions of
Arkansas, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Tennessee,
Texas, Virginia and West Virginia.

Archer-Daniels-Midland Company, headquartered in Chicago, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn and wheat.

Berkshire Hathaway Inc. (Class B), headquartered in Omaha, Nebraska, is a holding company with subsidiaries in a variety of business sectors. The company sells property and casualty insurance and other insurance products.
The company also operates a freight rail transportation business and a group of utility and energy generation and distribution businesses.

Biogen Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company. The company primarily engages in the research, development and manufacture of targeted therapies for the treatment of neurodegenerative diseases, hematologic conditions and autoimmune disorders.

Centene Corporation, headquartered in St. Louis, Missouri, provides managed care programs and services to individuals receiving benefits under Medicaid and Medicaid-related programs. The company provides services in several states.

Cigna Corporation, headquartered in Bloomfield, Connecticut, is an insurance company. The company offers life, accident, dental and health insurance along with other products and services to individuals, families and businesses.

Cisco Systems, Inc., headquartered in San Jose, California, is an information technology company. The company provides networking solutions that connect computing devices and computer networks for utilities, corporations, universities, governments and small to medium-size businesses worldwide.

D.R. Horton, Inc., headquartered in Arlington, Texas, is one of the most geographically diversified homebuilders in the United States, with operating divisions in more than 25 states. The company positions itself between large-
volume and local custom homebuilders and sells its single-family homes to the entry-level and move-up market segments.

Humana Inc., headquartered in Louisville, Kentucky, is a managed health care company that offers coordinated health insurance coverage and related services through a variety of plans for individuals, employer groups and government-
sponsored programs. The company has medical members in the United States and
Puerto Rico.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. The company's principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Kinder Morgan, Inc., headquartered in Houston, Texas, is an energy infrastructure company. Together with its subsidiaries the company transports natural gas and other products, and stores and handles petroleum products, ethanol, chemicals, coal and steel in the United States and Canada.

L3Harris Technologies Inc., headquartered in Melbourne, Florida, through its subsidiaries, provides communications products, systems and services to government and commercial customers worldwide. The company's products include
RF communications, government communication systems and integrated network solutions.

Lennar Corporation, headquartered in Miami, Florida, is engaged in the two principal businesses of building and selling homes and providing mortgage financing services.

Mondelez International, Inc., headquartered in Chicago, Illinois, manufactures, markets and sells food products worldwide. The company's products include beverages, cookies, crackers, snacks, chocolate, gum and candy.

Newmont Corporation, headquartered in Denver, Colorado, is a holding company principally engaged in gold mining. The company has gold mining operations in
North and South America, the Middle East, Asia, Australia and New Zealand.

Northrop Grumman Corporation, headquartered in Falls Church, Virginia, is a security company providing advanced technology in aerospace systems, electronic systems and information systems. The company's products include but are not limited to aircraft, laser systems, microelectronics, satellite communications, as well as various military defense systems supporting national intelligence.

Nucor Corporation, headquartered in Charlotte, North Carolina, and its subsidiaries, are engaged in the manufacture and sale of steel products internationally. The company's products include hot-rolled, cold-rolled and galvanized sheet, cold finished steel, bar steel and more.

The Progressive Corporation, headquartered in Mayfield Village, Ohio, is an insurance holding company for subsidiaries that provide personal auto insurance and specialty property-casualty insurance and related services. The company offers its services throughout the United States.

Public Service Enterprise Group Incorporated, headquartered in Newark, New
Jersey, is a public utility holding company. Through its subsidiaries, the company generates, transmits, distributes and sells electric energy. The company also produces and distributes natural gas in the Mid-Atlantic and
Northeastern United States.

Regeneron Pharmaceuticals, Inc., headquartered in Tarrytown, New York, is a biopharmaceutical company. The company discovers, develops and commercializes medicines for the treatment of serious medical conditions in the United States.

salesforce.com, inc., headquartered in San Francisco, California, provides enterprise cloud computing and customer relationship management (CRM)
solutions to businesses of various sizes and industries worldwide.

Sempra Energy, headquartered in San Diego, California, is an energy services company whose primary subsidiaries are San Diego Gas & Electric Company and
Southern California Gas Company. The company, together with its subsidiaries, provides electric and gas service to San Diego and southern Orange Counties.

T. Rowe Price Group, Inc., headquartered in Baltimore, Maryland, is a financial services holding company. The company, through its subsidiaries, serves as an investment advisor to both individual and institutional investors and manages a variety of stock, bond and money market mutual funds.

The Travelers Companies, Inc., headquartered in New York, New York, through its subsidiaries, provides various commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals, primarily in the United States.

Vertex Pharmaceuticals Incorporated, headquartered in Boston, Massachusetts, discovers, develops and markets small molecule drugs that address the treatment of viral diseases, cancer, autoimmune and inflammatory diseases and neurological disorders.

Xcel Energy Inc., headquartered in Minneapolis, Minnesota, is engaged in the generation, transmission and distribution of electricity and natural gas. The company generates electricity using coal, nuclear, natural gas, hydro, solar, oil and refuse, biomass and wind energy sources.

                         Mid-Cap Growth Strategy Stocks

A.O. Smith Corporation, headquartered in Milwaukee, Wisconsin, is a diversified manufacturer whose major product lines include hermetic and fractional horsepower electric motors. The company also manufactures commercial and residential water heaters.

Amedisys, Inc., headquartered in Baton Rouge, Louisiana, is a provider of home-
health and hospice care services in the southern United States. Facilities and services include home health care nursing, home infusion therapy and ambulatory surgery centers.

Best Buy Co., Inc., headquartered in Richfield, Minnesota, sells a wide selection of name brand consumer electronics, home office equipment, entertainment software and appliances through retail stores in numerous states.

The Boston Beer Company, Inc., headquartered in Boston, Massachusetts, produces beer, malt beverages and hard cider products under the brand names
"Sam Adams," "Twisted Tea" and "Angry Orchard." The company distributes its products in the United States, Canada, the Caribbean, Europe, Israel, Mexico
and the Pacific Rim.

CDW Corporation, headquartered in Lincolnshire, Illinois, offers information technology products and services to business, government, health care and education customers. The company provides software, hardware, computer peripherals, network communication, cloud computing, mobile devices and security solutions.

Celanese Corporation, headquartered in Irving, Texas, engages in the production and sale of industrial chemicals. The company operates in four segments: chemical products, technical polymers, acetate products and performance products. The company has operations in North America, Asia and
Europe.

Chemed Corporation, headquartered in Cincinnati, Ohio, provides hospice services for patients with severe, life-limiting illnesses through its VITAS
Healthcare Corporation subsidiary. The company also maintains a presence in the residential and commercial repair, maintenance and service industry under the name "Roto-Rooter."

Deckers Outdoor Corporation, headquartered in Goleta, California, engages in the design, production, and brand management of footwear for outdoor activities and casual lifestyle use.

Digital Turbine, Inc., headquartered in Austin, Texas, provides mobile communication products. The company offers solutions to enable mobile operators, original equipment manufacturers and other third parties to control, manage, and monetize mobile content.

Erie Indemnity Company, headquartered in Erie, Pennsylvania, provides sales, underwriting and policy issuance services to the policyholders of Erie
Insurance Exchange in the United States.

Evercore Inc., headquartered in New York, New York, is an investment banking boutique. The company provides advisory services on mergers, acquisitions, divestitures, restructurings and other corporate transactions to multinational corporations. The company also manages private equity funds for institutional investors.

Expeditors International of Washington, Inc., headquartered in Seattle,
Washington, is engaged in the business of logistics management, including international freight forwarding and consolidation, for both air and ocean freight. The company operates globally.

Generac Holdings Inc., headquartered in Waukesha, Wisconsin, designs, manufactures and markets a range of generators and other engine powered products for the residential, light commercial, industrial and construction markets in the United States and Canada.

Incyte Corporation, headquartered in Wilmington, Delaware, is a biopharmaceutical company. The company discovers, develops and commercializes drugs for use in the treatment of cancer and inflammation.

Iron Mountain Incorporated, headquartered in Boston, Massachusetts, is a real estate investment trust. The company stores records and provides information management services for various industries around the world.

j2 Global, Inc., headquartered in Los Angeles, California, provides cloud-
based value-added storage messaging and communications services to individuals and businesses worldwide. The company also operates web properties that provide technology, gaming and lifestyle content.

Kellogg Company, headquartered in Battle Creek, Michigan, is the world's leading producer of ready-to-eat cereal products and has expanded its operations to include other grain-based convenience food products, such as
"Pop-Tarts," "Eggo," "Nutri-Grain" and "Rice Krispies Treats." The company also markets "Keebler" food products as well as other private label convenience food products.

Landstar System, Inc., headquartered in Jacksonville, Florida, through subsidiaries, operates as a truckload carrier in North America, transporting a variety of freight including iron and steel, automotive products, paper, lumber and building products, aluminum, chemicals, foodstuffs, heavy machinery, ammunition and explosives, and military hardware.

Medpace Holdings, Inc., headquartered in Cincinnati, Ohio, is a clinical research company. The company provides clinical development services to the biotechnology, pharmaceutical and medical device industries.

Neurocrine Biosciences, Inc., headquartered in San Diego, California, is a biopharmaceutical company. The company discovers and develops therapeutics for the treatment of diseases and disorders of the central nervous and immune systems including anxiety, depression, Alzheimer's disease, obesity and multiple sclerosis.

NVR, Inc., headquartered in Reston, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes; and mortgage banking.

Pool Corporation, headquartered in Covington, Louisiana, is a swimming pool supply company. The company distributes swimming pool supplies and related products to swimming pool remodelers and builders, independent retail stores and swimming pool repair and service companies.

SEI Investments Company, headquartered in Oaks, Pennsylvania, provides global investment solutions to institutions and individuals and business solutions to investment advisors and other financial intermediaries.

Take-Two Interactive Software, Inc., headquartered in New York, New York, develops, publishes and markets interactive entertainment for consumers worldwide. The company's products are delivered through physical retail, digital download, online and cloud streaming services.

Teradyne, Inc., headquartered in North Reading, Massachusetts, designs, develops and manufactures electronic test systems and software for use in the electronics industry. The company's products are also used in the military/aerospace, telecommunications and computer industries.

The Toro Company, headquartered in Bloomington, Minnesota, designs, manufactures and markets professional turf maintenance equipment, irrigation systems, landscaping equipment, agricultural irrigation systems and residential yard products.

Tractor Supply Company, headquartered in Brentwood, Tennessee, is an operator of retail farm and ranch stores in the United States. The company offers animal products, lawn and garden products, hardware and tools, and work/recreational clothing, among other products.

Watsco, Inc., headquartered in Miami, Florida, together with its subsidiaries, is a distributor of air conditioning, heating and refrigeration equipment and related parts and supplies. The company has operations throughout North America.

West Pharmaceutical Services, Inc., headquartered in Exton, Pennsylvania, applies value-added services to the process of bringing healthcare products and new drug therapies to global markets. The company's technologies include the design and manufacture of packaging components, research and development of drug delivery systems, and contract laboratory services and other services.

Williams-Sonoma, Inc., headquartered in San Francisco, California, operates retail stores, mainly under the names "Williams-Sonoma," "Pottery Barn" and
"Hold Everything," and mail order catalogs, which offer cooking and serving equipment, casual home furnishings, accessories and housewares, and household storage products.

                         Mid-Cap Value Strategy Stocks

Akamai Technologies, Inc., headquartered in Cambridge, Massachusetts, is a global content delivery network. The company provides cloud services for delivering, optimizing, and securing content and business applications over the Internet.

Alliant Energy Corporation, headquartered in Madison, Wisconsin, is the holding company for Interstate Power and Light Company and Wisconsin Power and
Light Company. The company engages in the generation, transmission, distribution, and sale of electric energy and the purchase, distribution, transportation and sale of natural gas in the Midwest.

AutoNation, Inc., headquartered in Fort Lauderdale, Florida, retails, finances and services new and used vehicles. The company also provides other related products and services, such as the sale of parts and accessories, extended service contracts, insurance products and other aftermarket products, and collision repair services.

Bio-Rad Laboratories, Inc. (Class A), headquartered in Hercules, California, is a manufacturer of health care products. The company produces and markets a broad range of appliances and systems used to separate, identify and analyze complex chemical and biological materials.

BioMarin Pharmaceutical Inc., headquartered in San Rafael, California, develops and commercializes biopharmaceuticals for serious diseases and medical conditions. The company's subsidiary provides analytical and diagnostic products and services in the area of carbohydrate biology.

Cabot Oil & Gas Corporation, headquartered in Houston, Texas, produces and markets natural gas in the United States. The company holds interests in the
Gulf Coast, the West and the East. The company conducts operations in Texas,
Oklahoma, Wyoming, the Louisiana Gulf Coast, southwest Kansas and the
Appalachian basin.

CACI International Inc., headquartered in Arlington, Virginia, is an international information systems and high technology services corporation.
The company provides services to U.S. defense and civilian agencies and to commercial enterprises.

Cincinnati Financial Corporation, headquartered in Fairfield, Ohio, through its subsidiaries, offers property and casualty and life insurance. The company markets a variety of insurance products and provides leasing and financing and investment management services to institutions, corporations and individuals.

The Cooper Companies, Inc., headquartered in San Ramon, California, provides proprietary products and services in two areas: specialty contact lenses; and
diagnostic and surgical instruments for women's health care. Major brand names include "Hydrasoft," "Preference," "Vantage," "Permaflex" and "Cooper Clear."

Dick's Sporting Goods, Inc., headquartered in Coraopolis, Pennsylvania, is a sporting goods retailer that operates stores primarily in the eastern and central United States. The company's stores offer a broad selection of brand name sporting goods equipment, apparel, and footwear.

Entergy Corporation, headquartered in New Orleans, Louisiana, is a holding company which engages principally in domestic utility operations, power marketing and trading, global power development and domestic nuclear operations.

Evergy, Inc., headquartered in Kansas City, Missouri, is a public utility holding company. The company, through its subsidiaries, provides electricity to Kansas and Missouri.

Fidelity National Financial, Inc., headquartered in Jacksonville, Florida, is a title insurance company. Together with its subsidiaries, the company provides title insurance, technology and transaction services to the real estate and mortgage industries in the United States.

First American Financial Corporation, headquartered in Santa Ana, California, provides various financial services in the United States and internationally, operating in two segments: Title Insurance and Services, and Specialty
Insurance.

First Solar, Inc., headquartered in Tempe, Arizona, provides solar energy solutions worldwide. The company designs, manufactures and sells solar modules as well as providing project management, engineering and construction for solar power systems.

Foot Locker, Inc., headquartered in New York, New York, is a global retail athletic footwear and apparel company. The company markets its products primarily in mall-based stores and in high-traffic urban retail areas.

Houlihan Lokey, Inc., headquartered in Los Angeles, California, is a global investment bank. The company has expertise in mergers and acquisitions, financings, financial restructurings and financial advisory services.

The J.M. Smucker Company, headquartered in Orrville, Ohio, engages in the manufacture and marketing of branded food products worldwide. The company's products include fruit spreads, baking mixes, dessert toppings, condiments and peanut butter.

Knight-Swift Transportation Holdings Inc., headquartered in Phoenix, Arizona, operates as a multi-faceted transportation services company and truckload carrier in North America. The company offers dry van, temperature-controlled, flat bed, cross border and intermodal transport services.

Laboratory Corporation of America Holdings, headquartered in Burlington, North
Carolina, offers medical testing services through a national network of laboratories. The company's broad range of testing services are used by the medical profession for the diagnosis, monitoring and treatment of disease and other clinical states.

Markel Corporation, headquartered in Glen Allen, Virginia, through its subsidiaries, engages in marketing and underwriting insurance products and programs in the United States and internationally.

MDU Resources Group, Inc., headquartered in Bismarck, North Dakota, through wholly-owned subsidiaries, provides electric and/or natural gas and propane distribution service to communities in North Dakota and nearby states, owns oil and gas interests throughout the United States, offers integrated construction services, and installs and repairs electric power lines.

Old Republic International Corporation, headquartered in Chicago, Illinois, is an insurance holding company. The company's subsidiaries are engaged in the underwriting and marketing of a variety of coverage options, including property and liability, life and disability, title, mortgage guaranty and health insurance.

Ollie's Bargain Outlet Holdings, Inc., headquartered in Harrisburg,
Pennsylvania, is a brand name discount retailer. The company offers a broad selection of merchandise, including food, home, clothing, pet and garden products.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns
Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to nearly all of Arizona. The company is engaged in the generation and distribution of electricity from coal, nuclear, oil, gas and solar resources.

PulteGroup, Inc., headquartered in Atlanta, Georgia, is a holding company whose subsidiaries are engaged in homebuilding and financial services businesses.

Quest Diagnostics Incorporated, headquartered in Secaucus, New Jersey, provides diagnostic testing, information and services to physicians, hospitals, managed care organizations, employers and government agencies. The company also conducts research, performs clinical studies testing, and manufactures and distributes diagnostic test kits and instruments.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company that provides cutting, leveling, sawing, machining and electropolishing services. The company operates processing and distribution facilities throughout the United States and worldwide.

Snap-on Incorporated, headquartered in Kenosha, Wisconsin, is a tool manufacturer. The company develops, manufactures and markets tools, equipment, diagnostics and system solutions for the professional tool user in various industries.

Universal Health Services, Inc. (Class B), headquartered in King of Prussia,
Pennsylvania, owns and operates acute care hospitals, behavioral health centers and women's hospitals; and operates/manages surgery and radiation oncology centers. The company operates throughout the United States and Puerto
Rico.

                        Small-Cap Growth Strategy Stocks

Acushnet Holdings Corp., headquartered in Fairhaven, Massachusetts, is a manufacturing company. The company produces clothing and golf equipment.

Atkore Inc., headquartered in Harvey, Illinois, produces and supplies electrical infrastructure products. The company offers steel, PVC and aluminum conduit, armored cable and flexible conduits, wire baskets, cable trays, fittings and mechanical pipe.

Blueprint Medicines Corporation, headquartered in Cambridge, Massachusetts, is a biopharmaceuticals company. The company develops kinase therapies for patients with genomically defined diseases.

CareDx, Inc., headquartered in South San Francisco, California, together with its subsidiaries, is a molecular diagnostics company. The company is focused on the discovery, development and commercialization of clinically differentiated diagnostic surveillance solutions for transplant patients.

Casella Waste Systems, Inc., headquartered in Rutland, Vermont, is a solid waste services company. Together with its subsidiaries, the company provides collection, transfer, disposal and recycling services, primarily throughout the eastern portion of the United States.

Cassava Sciences, Inc., headquartered in Austin, Texas, is a clinical-stage biotechnology company. The company is focused on detecting and treating neurodegenerative diseases such as Alzheimer's disease.

Coca-Cola Consolidated Inc., headquartered in Charlotte, North Carolina, bottles, cans and markets carbonated soft drinks, primarily products of The
Coca-Cola Company. The company also has agreements to market and distribute such products as "POWERade" and "Dasani" as well as "Monster" energy products.

Dorman Products, Inc., headquartered in Colmar, Pennsylvania, supplies original equipment dealer automotive replacement parts, fasteners and service line products primarily for the automotive aftermarket. Products are sold under various private label and brand names and are distributed worldwide.

Flowers Foods, Inc., headquartered in Thomasville, Georgia, is one of the largest producers and marketers of frozen and non-frozen bakery and dessert products in the United States.

Franklin Electric Co., Inc., headquartered in Fort Wayne, Indiana, is primarily engaged in the design, manufacture and distribution of water and fuel pumping systems worldwide.

FTI Consulting, Inc., headquartered in Washington, D.C., together with its subsidiaries, provides litigation and claims management consulting to corporations, law firms and insurance companies. The company's consulting services include visual communications and trial consulting, engineering and scientific investigation, financial services, and assessment and expert testimony regarding intellectual property rights. The company has operations worldwide.

Lancaster Colony Corporation, headquartered in Westerville, Ohio, operates in three retail business segments: specialty foods, glassware and candles, and automotive.

LGI Homes, Inc., headquartered in The Woodlands, Texas, designs and constructs entry-level, move-up and luxury homes under the Terrata Homes brand name.

MAXIMUS, Inc., headquartered in Reston, Virginia, is a provider of program management and consulting services to government agencies throughout the
United States.

Medifast, Inc., headquartered in Baltimore, Maryland, is a health care company. Through its subsidiaries, the company manufactures and distributes healthy living products and programs in United States and internationally.

Moelis & Company, headquartered in New York, New York, is an independent global investment bank whose clientele includes corporations, financial sponsors and governments. The company provides banking services as well as strategic solutions and advice to its clients.

Murphy USA Inc., headquartered in El Dorado, Arkansas, operates a chain of retail stations in the United States. The company's retail stations offer motor fuel products and convenience merchandise.

National Beverage Corp., headquartered in Fort Lauderdale, Florida, through its subsidiaries, manufactures and produces a variety of beverage products primarily in the United States. The company gears its products toward health-
conscious consumers with offerings like sparkling water, energy drinks and juices, and also sells various soft drinks.

Owens & Minor, Inc., headquartered in Mechanicsville, Virginia, is a distributor of national name brand medical/surgical supplies, serving hospitals, integrated health care systems and group purchasing organizations, with distribution centers located throughout the United States.

PS Business Parks, Inc., headquartered in Glendale, California, is a self-
advised and self-managed real estate investment trust. Together with its subsidiaries, the company engages in the acquisition, development and operation of commercial properties, primarily multi-tenant flex, office and industrial space.

Quidel Corporation, headquartered in San Diego, California, develops, manufactures and markets point-of-care diagnostic solutions for infectious diseases and reproductive health primarily in the United States.

RLI Corp., headquartered in Peoria, Illinois, through its subsidiaries, underwrites property and casualty insurance primarily in the United States.
The company provides coverage primarily for commercial risks.

Saia, Inc., headquartered in Johns Creek, Georgia, is a transportation company that provides a variety of trucking transportation and supply chain solutions to a range of industries, including the retail, chemical and manufacturing industries.

ServisFirst Bancshares, Inc., headquartered in Birmingham, Alabama, through its subsidiaries, offers full service banking operations in Alabama, South
Carolina and Tennessee.

Shutterstock, Inc., headquartered in New York, New York, operates an online global marketplace for commercial digital imagery. The company offers a freely searchable library of commercial digital images in a wide range of categories that users can pay to license, download and use in their work.

Silgan Holdings Inc., headquartered in Stamford, Connecticut, is a worldwide manufacturer of rigid packaging for consumer goods products. The company produces steel and aluminum containers, custom designed plastic containers and specialty packing items.

Simpson Manufacturing Co., Inc., headquartered in Pleasanton, California, designs, manufactures and markets building construction products globally. The company's products are considered easy to use and cost-effective for customers.

Stamps.com Inc., headquartered in El Segundo, California, is a provider of
Internet-based postage and shipping solutions. The company operates throughout the United States.

TTEC Holdings, Inc., headquartered in Englewood, Colorado, provides outsourced customer support and marketing services for a variety of industries via call centers. The company also provides outsourced database management, direct marketing and related customer retention services for a broad range of industries in the United States and internationally.

World Wrestling Entertainment, Inc., headquartered in Stamford, Connecticut, is a media and entertainment company with offices in the United States, Canada and the United Kingdom. The company has operations in live wrestling events, television programming, publishing, licensing, advertising, music and home video.

                        Small-Cap Value Strategy Stocks

Agios Pharmaceuticals, Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company. The company develops drugs for the treatment of cancer and rare genetic disorders.

Allscripts Healthcare Solutions, Inc., headquartered in Chicago, Illinois, is a provider and marketer of clinical software and information solutions for physicians. The company operates in two segments, clinical and financial solutions and population health.

American National Group, Inc., headquartered in Galveston, Texas, is a insurance company. The company is engaged in life insurance, annuities, and property and casualty insurance.

Brady Corporation, headquartered in Milwaukee, Wisconsin, is an international manufacturer and marketer of high performance identification solutions and specialty materials that identify and protect premises, products and people.

Cannae Holdings, Inc., headquartered in Las Vegas, Nevada, is a principal investment firm. The company invests primarily in technology enabled health care service, restaurants and financial services.

Commercial Metals Company, headquartered in Irving, Texas, together with its subsidiaries, manufactures, recycles, markets and distributes steel and metal products and related materials and services. The company operates a network of locations throughout the United States and internationally.

Graham Holdings Company, headquartered in Arlington, Virginia, is a diversified media organization. The company's operations include newspaper publishing, television broadcasting, educational services and magazine publishing.

Grand Canyon Education, Inc., headquartered in Phoenix, Arizona, offers traditional and online post-secondary education programs. Services include undergraduate and graduate degree programs in education, health care, business and liberal arts.

Greif, Inc., headquartered in Delaware, Ohio, engages in the manufacture and sale of industrial packaging products, container board and corrugated products worldwide.

The Hanover Insurance Group, Inc., headquartered in Worcester, Massachusetts, is a holding company. Through its subsidiaries, the company provides investment management services, financial products, commercial and personal property insurance, and casualty insurance.

Hilltop Holdings Inc., headquartered in Dallas, Texas, is a holding company engaged in making opportunistic acquisitions or effecting business combinations. The company, through its subsidiary, also provides fire and homeowners insurance to low value dwellings primarily in Texas and other areas of the southern United States.

Hub Group, Inc., headquartered in Oak Brook, Illinois, is an intermodal marketing company and a full-service transportation provider. The company offers intermodal, truck brokerage and comprehensive logistics services.

ICU Medical, Inc., headquartered in San Clemente, California, develops, manufactures and sells proprietary, disposable medical connection systems for use in infusion therapy, oncology and critical care applications.

IDACORP, Inc., headquartered in Boise, Idaho, a holding company, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electricity. The company provides its services in Idaho, Nevada and
Oregon.

ManTech International Corporation, headquartered in Herndon, Virginia, delivers a variety of information technology and technical services to United
States federal government customers. The company focuses on critical national defense programs for the intelligence community and the Department of Defense.
The company designs, develops and operates enterprise information technology and communication systems and infrastructures.

Mercury General Corporation, headquartered in Los Angeles, California, is an insurance holding company. The company, through its subsidiaries, writes personal automobile, homeowners, commercial automobile, commercial property, mechanical breakdown and umbrella insurance.

Meritage Homes Corporation, headquartered in Scottsdale, Arizona, designs, builds and sells single-family homes ranging from entry-level to semi-custom luxury homes. The company operates in Arizona, California and Texas under the
"Hancock Communities," "Legacy Homes," "Meritage Homes" and "Monterey Homes"
names.

Piedmont Office Realty Trust, Inc., headquartered in Atlanta, Georgia, is a self-managed real estate investment trust engaged in the acquisition and ownership of commercial real estate properties in the United States.

Premier, Inc. (Class A), headquartered in Charlotte, North Carolina, is a health care improvement company. The company unites hospitals, health systems, physicians and other health care providers with the goal of improving and innovating the clinical, financial and operational areas of their businesses.

Sage Therapeutics, Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceuticals company. The company develops and commercializes medicines for the treatment of central nervous system disorders.

Sanderson Farms, Inc., headquartered in Laurel, Mississippi, is a fully integrated poultry processing company engaged in the production, processing, marketing and distribution of fresh and frozen chicken products.

Sanmina Corporation, headquartered in San Jose, California, makes complex printed circuit board assemblies, custom-designed backplane assemblies and subassemblies, multilayer printed circuit boards and custom cable and wire harness assemblies; and tests and assembles electronic sub-systems and systems.

Seaboard Corporation, headquartered in Merriam, Kansas, operates as an agribusiness and transportation company that primarily engages in the production and processing of pork. The company also mills flour and feed, farms produce, produces sugar, merchandises commodities, and generates electric power overseas.

Southwest Gas Holdings, Inc., headquartered in Las Vegas, Nevada, purchases natural gas in Nevada, California and Arizona, and through its subsidiaries, provides and maintains energy distribution systems for local distribution companies.

Stepan Company, headquartered in Northfield, Illinois, engages in the production and sale of specialty and intermediate chemicals. The company's products include surfactants used in cleaning products and polymers used in thermal insulation.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with wireless and wireline services throughout the United States. The company also provides equipment and repair services.

Tri Pointe Homes, Inc., headquartered in Incline Village, Nevada, designs, constructs and sells several brands of single-family homes in the United
States. The company also provides financial services through its mortgage financing and title services operations.

UniFirst Corporation, headquartered in Wilmington, Massachusetts, together with its subsidiaries, provides workplace uniforms and specialized protective work wear clothing in the United States, Canada and Europe. The company also provides first aid cabinet services and other safety supplies.

United States Cellular Corporation, headquartered in Chicago, Illinois, is a communication services company. The company owns, operates and invests in cellular telephone systems throughout the United States.

Werner Enterprises, Inc., headquartered in Omaha, Nebraska, is a transportation company engaged in hauling truckload shipments of general commodities in both interstate and intrastate commerce. The company operates in two segments, Truckload Transportation Services and Value Added Services.

                         International Strategy Stocks

A.P. Moeller - Maersk A/S (Class B) (ADR), headquartered in Copenhagen,
Denmark, the company operates as an integrated transport and logistics company worldwide.

Accenture Plc, headquartered in Dublin, Ireland, is a professional services company. The company provides management consulting, technology services, and outsourcing services to clients to improve the client's business performance.

Air Liquide S.A. (ADR), headquartered in Paris, France, is engaged in providing gases for use in industrial, health, and environmental businesses.
The company, through its subsidiaries, provides materials, services and equipment for a wide array of industries.

ASML Holding N.V. (New York Registry Shares), headquartered in Veldhoven, the
Netherlands, together with its subsidiaries, is a microelectronics company.
The company develops, makes, sells and services advanced photolithography projection systems, including wafer steppers and step-and-scan systems, that are essential to the fabrication of modern integrated circuits.

BHP Group Ltd (ADR), incorporated in the United Kingdom and headquartered in
Melbourne, Australia, operates as an international diversified natural resources company. The company explores for, develops and markets petroleum, potash, aluminum, nickel, manganese ore and alloys, copper, silver and lead, among other resources. The company serves various utilities, steel producers and industrial users.

British American Tobacco Plc (ADR), headquartered in London, England, through its subsidiaries, provides tobacco and nicotine products including cigarettes and roll-your-own tobacco, as well as cigars, cigarillos, pipe tobacco, snus, electronic cigarettes and nicotine inhalation. The company has an active business presence in approximately 180 countries around the world.

Chubb Limited, headquartered in Zurich, Switzerland, through its subsidiaries, offers a range of insurance and reinsurance products worldwide. The company's products include property and casualty, excess liability, professional liability, specialty agricultural coverage, term life, workers' compensation and political risk.

CSL Limited (ADR), headquartered in Parkville, Australia, develops, manufactures and markets human pharmaceutical and diagnostic products derived from human plasma. The company's products include pediatric and adult vaccines, infection and pain medicine, antivenoms, anticoagulants, skin disorder remedies and immunoglobulins.

GlaxoSmithKline Plc (ADR), headquartered in Brentford, England, researches, develops, produces and markets prescription and over-the-counter pharmaceuticals around the world. The company offers products in various therapeutic areas including gastrointestinal, respiratory, anti-emesis, anti-
migraine, systemic antibiotics, cardiovascular, dermatological, oncology and rare diseases.

Hermes International (ADR), headquartered in Paris, France, is a luxury goods manufacturer. The company designs, produces, and distributes personal luxury accessories and apparel worldwide.

Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, develops, produces, and manufactures a variety of motor products, ranging from small general-purpose engines and scooters to specialty sports cars. The company markets its products globally and also provides financing to its dealers and customers.

Iberdrola S.A. (ADR), headquartered in Bilbao, Spain, generates, distributes, trades and markets electricity in North America, Latin America and Europe. The company specializes in clean energy using renewable sources, including onshore and offshore wind, hydro, solar thermal and photovoltaic.

KDDI Corporation (ADR), headquartered in Tokyo, Japan, together with its subsidiaries, provides telecommunication services in Japan and globally. The company offers mobile communication services, electronic money services, cloud-
based solutions for small and mid-sized businesses, and data center services.

L'Oreal S.A. (ADR), headquartered in Clichy, France, along with its subsidiaries, creates and sells various cosmetics products for men and women.

Nestle S.A. (ADR), headquartered in Vevey, Switzerland, is that country's largest industrial company, as well as the world's largest food company. The company's subsidiaries produce and sell beverages, milk products, culinary products, frozen food, chocolate, ready-to-eat dishes, refrigerated products, food service products, pet food, pharmaceuticals and cosmetics.

Nintendo Co., Ltd. (ADR), headquartered in Kyoto, Japan, together with its subsidiaries, manufactures and markets home-use video games globally. The company also produces related software used in conjunction with its television-
compatible entertainment systems.

Nippon Telegraph and Telephone Corporation (ADR), headquartered in Tokyo,
Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures health care products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.

Novo Nordisk A/S (ADR), headquartered in Bagsvaerd, Denmark, is a health care company that specializes in products for the treatment of diabetes, as well as products in the areas of coagulation disorders, human growth hormones and hormone replacement.

Rio Tinto Plc (ADR), headquartered in London, England, is engaged in finding, mining and processing the earth's mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.

Roche Holding AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. The company produces prescription and non-prescription drugs, fine chemicals, vitamins and diagnostic equipment. The company manufactures and distributes its products worldwide.

Sanofi (ADR), headquartered in Paris, France, is engaged in the development and manufacture of prescription pharmaceuticals in four main therapeutic categories: Cardiovascular/Thrombosis, Central Nervous System, Internal
Medicine and Oncology.

SAP SE (ADR), headquartered in Walldorf, Germany, is a global provider of enterprise software applications and support to businesses of all sizes. The company offers solutions for various lines of businesses, including asset management, finance, human resources, information technology, manufacturing, procurement and supply chain management.

Shin-Etsu Chemical Co., Ltd. (ADR), headquartered in Tokyo, Japan, produces and distributes synthetic resins and other chemical products such as fertilizers. The company also manufactures electronic materials such as semiconductor silicon, and synthetic and rare earth quartz.

SoftBank Group Corp. (ADR), headquartered in Tokyo, Japan, provides telecommunication services. The company also offers investment management and payment services.

Sony Group Corp. (ADR), headquartered in Tokyo, Japan, designs, develops, manufactures and markets electronic equipment and devices for the consumer, professional and industrial markets. Products include audio/video equipment for home and car, DVD players/recorders, game consoles, computers and computer peripherals. The company is also engaged in the entertainment and music publishing businesses.

Tokyo Electron Limited (ADR), headquartered in Minato-Ku, Japan, manufactures and sells industrial electronics products, such as semiconductor manufacturing machines, flat panel display (FPD) manufacturing machine, photo voltaic (PV)
manufacturing machine, and electronic components. The company's products are sold in Japan, the United States and Taiwan.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks and buses in Japan and internationally. The company also builds homes and pleasure boats, and develops intelligent transportation systems such as radar cruise control and electronic toll collection.

Volkswagen AG (ADR), headquartered in Wolfsburg, Germany, manufactures and sells vehicles. The company offers economy and luxury automobiles, sports cars, trucks and commercial vehicles, serving customers globally.

Zurich Insurance Group AG (ADR), headquartered in Zurich, Switzerland, is an insurance-based financial services provider with operations in North America and Europe, as well as in Asia Pacific, Latin America and other markets.

We have obtained the foregoing company descriptions from third-party sources we deem reliable.

Undertakings

1.	Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.
2.	Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to Rule 484 under the Securities Act, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

CONTENTS OF REGISTRATION STATEMENT

A.	Bonding Arrangements of Depositor:

First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B.	This Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Exhibits

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 9472, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on July 13, 2021.

FT 9472

By:	First Trust Portfolios L.P. Depositor

By:	/s/ Elizabeth H. Bull Senior Vice President

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Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Name	Title*	Date

James A. Bowen	Director of The Charger Corporation, the General Partner of First Trust Portfolios L.P., and Chief Executive Officer of First Trust Portfolios L.P.	) ) ) )By: /s/ Elizabeth H. Bull ) Attorney-in-Fact** ) July 13, 2021
James M. Dykas	Chief Financial Officer of First Trust Portfolios L.P.	) )
Christina Knierim	Controller of First Trust Portfolios L.P.	) )

*	The title of the person named herein represents his or her capacity in and relationship to First Trust Portfolios L.P., the Depositor.
**	Executed copies of the related powers of attorney were filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 9301 (File No. 333-253820) and the same is hereby incorporated herein by this reference.

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CONSENT OF COUNSEL

The consent of counsel to the use of its name in the Prospectus included in this Registration Statement is contained in its opinion filed as Exhibit 3.1 of the Registration Statement.

CONSENT OF FIRST TRUST ADVISORS L.P.

The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.

Consent of Independent Registered Public Accounting Firm

The consent of Deloitte & Touche LLP to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.2 to the Registration Statement.

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EXHIBIT INDEX

1.1	Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1	Trust Agreement for FT 9472, effective July 13, 2021 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2	Certificate of Limited Partnership of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.3	Amended and Restated Limited Partnership Agreement of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form

S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.4	Articles of Incorporation of Nike Securities Corporation, predecessor to The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.5	By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6	Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.2	Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).

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3.1	Opinion of counsel as to legality of securities being registered.

4.1	Consent of First Trust Advisors L.P.

4.2	Consent of Independent Registered Public Accounting Firm.

6.1	List of Principal Officers of the Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-236093] filed on behalf of FT 8556).

7.1	Powers of Attorney executed by the Officers listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-253820] filed on behalf of FT 9301).

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